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EXHIBIT 99-2

Management's Discussion and Analysis for the fiscal year ended December 31, 2014, dated February 26, 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS February 26, 2015

This Management's Discussion and Analysis (this MD&A) should be read in conjunction with Suncor's December 31, 2014 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and the Annual Information Form dated February 26, 2015 (the 2014 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website, www.suncor.com. Information on or connected to our website, even if referred to in this MD&A, does not constitute part of this MD&A.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless the context requires otherwise. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

14   SUNCOR ENERGY INC. ANNUAL REPORT 2014

MD&A – Table of Contents

16	Financial and Operating Summary

18	Suncor Overview

20	Financial Information

24	Segment Results and Analysis

38	Fourth Quarter 2014 Analysis

40	Quarterly Financial Data

43	Capital Investment Update

47	Financial Condition and Liquidity

52	Accounting Policies and Critical Accounting Estimates

56	Risk Factors

61	Other Items

62	Advisories

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the Accounting Policies and Critical Accounting Estimates section of this MD&A. Comparative figures presented in this document pertaining to Suncor's 2012 results have been restated while comparative figures pertaining to Suncor's results in 2011 have not been restated in accordance with the respective transitional provisions of the new and amended standards.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE), Oil Sands cash operating costs, free cash flow, and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings, Oil Sands cash operating costs and LIFO are defined in the Advisories – Non-GAAP Financial Measures section of this MD&A and reconciled to GAAP measures in the Financial Information and Segment Results and Analysis sections of this MD&A. Cash flow from operations, ROCE and free cash flow are defined and reconciled to GAAP measures in the Advisories – Non-GAAP Financial Measures section of this MD&A.

Measurement Conversions

Crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf in this MD&A. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of this MD&A.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

Risks and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described in the Risk Factors section of this MD&A.

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisories – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    15

1. FINANCIAL AND OPERATING SUMMARY

Financial Summary

Year ended December 31 ($ millions, except per share amounts)	2014	2013	2012

Operating revenues, net of royalties	39 862	39 593	38 107

Net earnings	2 699	3 911	2 740

per common share – basic	1.84	2.61	1.77

per common share – diluted	1.84	2.60	1.76

Operating earnings(1)	4 620	4 700	4 847

per common share – basic	3.15	3.13	3.14

Cash flow from operations(1)	9 058	9 412	9 733

per common share – basic	6.19	6.27	6.30

Dividends paid on common shares	1 490	1 095	756

per common share – basic	1.02	0.73	0.50

Weighted average number of common shares in millions – basic	1 462	1 501	1 545

Weighted average number of common shares in millions – diluted	1 465	1 502	1 549

ROCE(1)(2) (%)

For the twelve months ended	8.6	11.5	7.2

Capital Expenditures(3)	6 530	6 380	6 370

Sustaining	3 014	3 725	3 252

Growth	3 516	2 655	3 118

Free cash flow(1)	2 097	2 635	2 776

Balance Sheet (at December 31)

Total assets	79 671	78 315	76 401

Long-term debt(4)	12 523	10 660	10 249

Net debt	7 834	6 256	6 639

Total liabilities	38 068	37 135	37 186

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
ROCE excludes capitalized costs related to major projects in progress.

(3)
Excludes capitalized interest.

(4)
Includes current portion of long-term debt.

16   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Operating Summary

Year ended December 31	2014	2013	2012

Production Volumes (mboe/d)

Oil Sands	421.9	392.5	359.2

Exploration and Production	113.0	169.9	189.9

Total	534.9	562.4	549.1

Production Mix

Crude oil and liquids / natural gas (%)	99/1	94/6	91/9

Average Price Realizations ($/boe)

Oil Sands operations	87.46	82.83	81.69

Exploration and Production	103.05	91.44	84.05

Refinery crude oil processed (mbbls/d)	427.5	431.3	431.4

Refinery Utilization(1)(2) (%)

Eastern North America	90	91	89

Western North America	95	96	100

	93	94	95

(1)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Refinery nameplate capacity increases:
•
Effective January 1, 2014, Edmonton refinery from 140,000 bbls/d to 142,000 bbls/d;
•
Effective January 1, 2013, Edmonton refinery from 135,000 bbls/d to 140,000 bbls/d;
•
Effective January 1, 2012, Montreal refinery from 130,000 bbls/d to 137,000 bbls/d and the Commerce City refinery from 93,000 bbls/d to 98,000 bbls/d; and
•
Prior years' utilization rates have not been recalculated and reflect the lower nameplate capacities.

Segment Summary

Year ended December 31 ($ millions)	2014	2013	2012

Net earnings (loss)

Oil Sands	1 776	2 040	468

Exploration and Production	653	1 000	138

Refining and Marketing	1 692	2 022	2 137

Corporate, Energy Trading and Eliminations	(1 422)	(1 151)	(3)

Total	2 699	3 911	2 740

Operating earnings (loss)(1)

Oil Sands	2 771	2 098	2 025

Exploration and Production	857	1 210	850

Refining and Marketing	1 692	2 022	2 152

Corporate, Energy Trading and Eliminations	(700)	(630)	(180)

Total	4 620	4 700	4 847

Cash flow from (used in) operations(1)

Oil Sands	5 400	4 556	4 407

Exploration and Production	1 909	2 316	2 227

Refining and Marketing	2 178	2 618	3 138

Corporate, Energy Trading and Eliminations	(429)	(78)	(39)

Total	9 058	9 412	9 733

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    17

2. SUNCOR OVERVIEW

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. Periodically, we market third-party petroleum products. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts.

For a description of Suncor's business segments, refer to the Segment Results and Analysis section of this MD&A.

Suncor's Strategy

We are committed to delivering competitive and sustainable returns to shareholders by focusing on capital discipline, operational excellence and long-term profitable growth, and by leveraging our competitive differentiators: an industry-leading oil sands resource base, a proven integrated model, financial strength, industry expertise and a commitment to sustainability. Key components of Suncor's strategy include:

•
Profitably operate and develop our resources – Suncor's growth portfolio is focused on projects, such as Fort Hills, that are expected to provide long-term profitability for the company. The company's significant resource base and industry expertise in oil sands has laid the groundwork for achieving this growth. Suncor's economies of scale have also allowed us to focus on near-term oil sands growth through low-cost debottlenecking and expansion projects.

•
Optimize value through integration – From the ground to the gas station, Suncor optimizes its profit through each step of the value chain. As upstream production grows, securing access to global pricing through the company's refining operations and midstream logistics network helps to maximize profit on each upstream barrel.

•
Achieve industry leading unit costs in each business segment – Through a focus on operational excellence, Suncor is aiming to get the most out of our operations. Driving down costs and a continued focus on improved productivity and reliability will help to achieve this.

•
Industry leader in sustainable development – Suncor is focused on triple bottom line sustainability, which means leadership and industry collaboration in environmental performance, social responsibility and creating a strong economy.

2014 Highlights

Financial results summary.

•
Net earnings for 2014 were $2.699 billion, compared to $3.911 billion in 2013.

•
Operating earnings(1) for 2014 were $4.620 billion, compared to $4.700 billion in 2013.

•
Cash flow from operations(1) for 2014 was $9.058 billion, compared to $9.412 billion in 2013.

•
ROCE(1) (excluding major projects in progress) decreased to 8.6% for the twelve months ended December 31, 2014, compared to 11.5% for the twelve months ended December 31, 2013.

Return of cash to shareholders increases by more than 14%.

•
Suncor continued to deliver on its commitment to shareholders by returning $3.2 billion through dividends and share repurchases.

•
The company returned $1.7 billion through the purchase of 42 million common shares in 2014, at a weighted average price of $39.76 per share. Further repurchases have been suspended in response to the current lower crude price environment.

•
The company returned $1.5 billion in dividends, reflecting a 40% increase to Suncor's quarterly dividend compared to the prior year, demonstrating our dedication to returning value to shareholders.

Suncor's commitment to capital discipline, operational excellence and long-term profitable growth generated $2.1 billion in free cash flow(1).

•
Suncor's approach to prudent capital spending in 2014 resulted in the company finishing the year $300 million below its revised 2014 capital guidance of $6.8 billion, and ending the year with $5.5 billion in cash and cash equivalents.

(1)
Operating earnings, cash flow from operations, ROCE, and free cash flow are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

18   SUNCOR ENERGY INC. ANNUAL REPORT 2014

•
In response to a declining price environment, Suncor announced a reduction to its 2015 capital program by $1 billion, including the deferral of some projects that have not been sanctioned, without impacting the company's continued safety, reliability and environmental performance.

•
A decision was made with the co-owners of the Joslyn mining project to scale back certain development activities, reinforcing the company's disciplined approach to capital allocation.

•
The sale of Wilson Creek assets in the Exploration and Production (E&P) segment and the agreement to sell Pioneer Energy retail assets combined with the acquisition of a sulphur recovery facility in the Refining and Marketing segment reinforced Suncor's continued focus on assets that are aligned with the company's long-term strategy.

Continued focus on cost management enabled Suncor to decrease Oil Sands cash operating costs per barrel by 9%.

•
Suncor reduced annual cash operating costs per barrel(1) from $37.00/bbl in 2013 to $33.80/bbl in 2014.

•
Suncor's 2015 cost reduction announcement also included a $600 million to $800 million targeted reduction in operating costs to maximize profitability on each barrel of production. The current pricing environment has reinforced the importance of Suncor's disciplined approach to cost management.

Suncor's strong balance sheet has effectively positioned the company to move forward on profitable long-term growth projects.

•
The Fort Hills mining project continues on schedule and all critical milestones set for 2014 have been achieved. The project is expected to produce first oil as early as the fourth quarter of 2017 with a ramp up to 90% of its planned gross production capacity of 180,000 bbls/d within twelve months.

•
Golden Eagle achieved first oil during 2014 and is expected to reach peak production of approximately 18,000 boe/d (net) during 2015.

•
Investments in offshore developments, including Hebron and long-term exploration opportunities in East Coast Canada and the North Sea, provide Suncor with growth opportunities in established resource basins.

Continued investment in integration and market access strategies.

•
The price volatility experienced in the latter half of 2014 reinforced the importance of Suncor's strategy to enhance marketing flexibility to maximize profitability.

•
Refining and Marketing increased rail shipments of inland priced crudes to the Montreal refinery, which averaged 33,000 bbls/d in 2014.

•
Crude by rail, combined with the anticipated reversal of Enbridge's Line 9, is expected to provide the company with the flexibility to supply its Montreal refinery with a full slate of inland priced crude in the latter part of 2015.

•
The company also increased its midstream flexibility with new logistic arrangements, including an offloading agreement at a rail and marine terminal in Tracy, Quebec and increased storage capacity at the U.S. Gulf Coast. Suncor also completed marine shipments of crude to the U.S. Gulf Coast when conditions were favourable.

•
Suncor began shipments of heavy crude on TransCanada's Gulf Coast Pipeline, which provided more than 70,000 bbls/d of access to U.S. Gulf Coast pricing for both light and heavy crudes.

•
The company's integrated model and strong market access position resulted in Suncor capturing global-based pricing on volumes equivalent to 97% of its upstream production in 2014, compared to 88% in 2013.

Oil Sands operations grows production with strong Firebag performance.

•
Oil Sands operations increased annual production in 2014 by 8%.

•
Production levels at Firebag have increased by more than 65% since 2012, and the facility attained rates above nameplate capacity of 180,000 bbls/d in the fourth quarter of 2014.

•
Strong infill well performance and optimized reservoir management strategies contributed to a record low steam-to-oil ratio (SOR) of 2.8 at Firebag for the year.

•
Suncor achieved first oil at the MacKay River debottleneck project, providing low-cost capacity growth.

•
Suncor continues to advance Oil Sands Base projects that are directed towards operational efficiencies and improved reliability.

A continued focus on operational excellence and improved reliability.

•
Demonstrated reliability and continuous improvements of the company's refining facilities resulted in 93% overall refinery utilization despite planned maintenance. Modifications to the Montreal refinery were completed in 2014 and are expected to improve overall production yields.

•
The company continues to focus on improving facility utilization and workforce productivity, including In Situ debottlenecks and increasing upgrader reliability to target a 90% utilization rate of 315,000 bbls/d by 2017.

(1)
Cash operating costs per barrel is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    19

3. FINANCIAL INFORMATION

Net Earnings

Suncor's net earnings for 2014 were $2.699 billion, compared to $3.911 billion in 2013. Net earnings were impacted by the same factors that influenced operating earnings, which are described below. Other items affecting net earnings in 2014 and 2013 included:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $722 million in 2014, compared with a loss of $521 million in 2013.

•
In 2014, Total E&P Canada Ltd. (Total E&P), the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project development plan. As a result of Suncor's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, Suncor recorded an after-tax impairment charge of $718 million.

•
In the second quarter of 2014, as a result of the shut-in of production in Libya due to the closure of certain export terminals and the company's production forecasts for the remaining contract terms, the company performed an impairment test on its Libyan assets, resulting in an after-tax impairment charge of $297 million.

•
The company recorded after-tax impairment charges of $223 million in 2014 in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's growth strategies and which could not be repurposed or otherwise deployed. These assets included a pipeline and related compressor, as well as steam generator components.

•
In 2014, the company recorded an after-tax gain of $61 million relating to the sale of its Wilson Creek oil and gas assets in E&P Canada.

•
Suncor recorded a current income tax and associated interest charge of $54 million in 2014 related to the timing of tax depreciation deductions taken on certain capital expenditures in the Oil Sands segment in a prior period.

•
In 2014, the company recorded after-tax earnings of $32 million for a 1.2 million barrels of oil reserves redetermination related to an interest in a Norwegian asset that Suncor previously owned.

•
The fourth quarter of 2013 included after-tax impairment charges of $563 million in the E&P segment against its assets in Syria, Libya and E&P Canada. Concurrent with the impairment of its Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

•
Suncor recorded an after-tax charge of $58 million in 2013 as a result of not proceeding with the Voyageur upgrader project.

•
In 2013, Suncor recorded an after-tax gain of $130 million relating to the sale of the company's conventional natural gas business in E&P Canada.

20   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Operating Earnings

Consolidated Operating Earnings Reconciliation(1)

Year ended December 31 ($ millions)	2014	2013	2012

Net earnings as reported	2 699	3 911	2 740

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	722	521	(157)

Impairments net of reversals and provisions(2)	1 238	563	689

Recognition of risk mitigation proceeds	—	(223)	—

Net impact of not proceeding with the Voyageur upgrader project(3)	—	58	1 487

Gain on significant disposals	(61)	(130)	—

Impact of income tax adjustments on deferred income taxes(4)	54	—	88

Reserves redetermination	(32)	—	—

Operating earnings(1)	4 620	4 700	4 847

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
In 2012, the company recorded an after-tax impairment of $517 million charged against assets in Syria, and after-tax charges of $172 million in E&P Canada including impairments against assets and a provision for estimated future commitments relating to unutilized pipeline capacity.

(3)
In 2012, the company recorded an after-tax impairment charge of $1.487 billion against the Voyageur upgrader project.

(4)
In 2012, the Province of Ontario approved a budget that froze the general corporate income tax rate at 11.5%, instead of the planned reduction to 10% by 2014. As a result, the company adjusted its deferred income tax balances, leading to a charge to net earnings of $88 million.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    21

Suncor's consolidated operating earnings for 2014 were $4.620 billion, compared to $4.700 billion in 2013. The decrease was primarily due to lower operating earnings from the E&P segment as a result of volume decreases at Buzzard, the sale of the company's conventional natural gas business which took place in 2013 and lower contributions from Libya. In addition, the Refining and Marketing segment earnings decreased due to the lower downstream pricing environment. These factors were partially offset by higher production from the Oil Sands segment and higher price realizations for Oil Sands sales which benefited from favourable foreign exchange rates.

Cash Flow from Operations

Consolidated cash flow from operations for 2014 was $9.058 billion, compared to $9.412 billion in 2013. Cash flow from operations decreased primarily due to lower production and price realizations in E&P and lower margins in Refining and Marketing as well as the impacts of settling trading positions in Energy Trading, partially offset by higher production and average price realizations from Oil Sands operations.

Results for 2013 compared with 2012

Net earnings for 2013 were $3.911 billion, compared to $2.740 billion in 2012. The increase in net earnings was mainly due to the same factors impacting operating earnings and by the operating earnings adjustments described above.

Operating earnings for 2013 were $4.700 billion, compared to $4.847 billion in 2012. The decrease in operating earnings was mainly due to increased operating costs in Oil Sands as a result of increased production, higher DD&A and exploration expenses due to a larger asset base, lower refining margins, and reduced production in E&P as a result of the sale of the company's conventional natural gas business and the shut-in of production in Libya in 2013. These were partially offset by higher price realizations for upstream production, lower royalties due to the impact of lower production from Libya, and higher upstream production reflecting record production in Oil Sands.

Consolidated cash flow from operations for 2013 was $9.412 billion, compared to $9.733 billion in 2012. Cash flow from operations decreased primarily due to incremental current income tax expense related to the company's Canadian operations recorded in 2013 and higher operating expenses, partially offset by higher production volumes and higher price realizations.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

Year ended December 31	2014	2013	2012

WTI crude oil at Cushing (US$/bbl)	93.00	97.95	94.20

ICE Brent crude oil at Sullom Voe (US$/bbl)	99.50	108.75	111.70

Dated Brent/Maya FOB price differential (US$/bbl)	13.70	11.65	12.15

MSW at Edmonton (Cdn$/bbl)	86.10	93.90	86.60

WCS at Hardisty (US$/bbl)	73.60	72.75	73.15

Light/heavy differential for WTI at Cushing less WCS at Hardisty (US$/bbl)	19.40	25.20	21.05

Condensate at Edmonton (US$/bbl)	92.95	101.70	100.75

Natural gas (Alberta spot) at AECO (Cdn$/mcf)	4.50	3.15	2.40

Alberta Power Pool Price	49.65	79.95	64.29

New York Harbor 3-2-1 crack(1) (US$/bbl)	19.65	23.90	32.90

Chicago 3-2-1 crack(1) (US$/bbl)	17.40	21.40	27.40

Portland 3-2-1 crack(1) (US$/bbl)	20.15	24.00	33.40

Gulf Coast 3-2-1 crack(1) (US$/bbl)	16.50	20.55	29.00

Exchange rate (US$/Cdn$)	0.91	0.97	1.00

Exchange rate (end of period) (US$/Cdn$)	0.86	0.94	1.01

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

22   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand of sweet SCO from Western Canada. WTI decreased to US$93.00/bbl in 2014, compared to US$97.95/bbl in 2013.

Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by various crude benchmarks including, but not limited to: MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for WCS at Hardisty increased in 2014 compared to 2013, resulting in slightly higher realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent to facilitate delivery on pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton and SCO). Bitumen price realizations can also be affected by bitumen quality and spot sales. Average prices for WCS at Hardisty increased slightly in 2014 compared to 2013 while Condensate at Edmonton decreased in comparison to 2013, resulting in higher realizations for bitumen.

Suncor's price realizations for production from East Coast Canada and E&P International assets are influenced primarily by the price for Brent crude. Brent crude pricing decreased over the prior year and averaged US$99.50/bbl in 2014, compared to US$108.75/bbl in 2013.

Suncor's price realizations for E&P Canada natural gas production are primarily referenced to Alberta spot at AECO. Natural gas is also used in the company's Oil Sands and Refining operations. The average AECO benchmark increased to $4.50/mcf in 2014, from $3.15/mcf in 2013.

Suncor's refining margins are influenced by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillate, and by light/heavy and light/sour crude differentials. More complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on first-in, first-out inventory accounting (FIFO), where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined products sales markets unique to that refinery. Average market crack spreads decreased in 2014, primarily influenced by the narrowing WTI to Brent, resulting in a negative impact to refining margins.

Excess electricity produced in Suncor's In Situ business is sold to the Alberta Electric System Operator (AESO), with the proceeds netted against the cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $49.65/MWh in 2014 from $79.95/MWh in the prior year.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. In 2014, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to 0.91 from 0.97, which had a positive impact on price realizations for the company in 2014.

Conversely, many of Suncor's assets and liabilities, notably most of the company's debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

Economic Sensitivities(1)(2)

The following table illustrates the estimated effects that changes in certain factors would have had on 2014 net earnings and cash flow from operations if the listed changes had occurred.

(Estimated change, in $ millions)	Net Earnings	Cash Flow From Operations

Crude oil +US$1.00/bbl	115	115

Natural gas +Cdn$0.10/mcf	(15)	(15)

Light/heavy differential +US$1.00/bbl	15	15

3-2-1 crack spreads +US$1.00/bbl	120	120

Foreign exchange +$0.01 US$/Cdn$(3) related to operating activities	(145)	(145)

Foreign exchange on U.S. denominated debt +$0.01 US$/Cdn$(3)	95	—

(1)
Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2)
Changes for a variable imply that all such similar variables are impacted, such that Suncor's average price realizations increase uniformly. For instance, "Crude oil +US$1.00/bbl" implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3)
The difference between estimates for net earnings and cash flow from operations are due primarily to the revaluation of U.S. dollar denominated debt that is included within net earnings but not within cash flow from operations.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    23

4. SEGMENT RESULTS AND ANALYSIS

Suncor has classified its operations into the following segments:

OIL SANDS

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, recovers bitumen from mining and in situ operations and either upgrades this production into SCO for refinery feedstock and diesel fuel, or blends the bitumen with diluent for direct sale to market. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's wholly owned and operated mining, extraction, upgrading, in situ and related logistics and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, energy and reclamation facilities, such as Suncor's Tailings Reduction Operations process (TROTM) assets.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, such as central processing facilities, cogeneration units and hot bitumen infrastructure, including insulated pipelines, diluent import capabilities and a cooling and blending facility, and related storage assets. In Situ production is either upgraded by Oil Sands Base, or blended with diluent and marketed directly to customers.

•
Oil Sands ventures operations include Suncor's 40.8% interest in the Fort Hills mining project, where Suncor is the operator, and its 36.75% interest in the Joslyn North mining project, where Total E&P is the operator. The company also holds a 12.0% interest in the Syncrude oil sands mining and upgrading operation.

EXPLORATION AND PRODUCTION

Suncor's Exploration and Production (E&P) segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore assets in North America, Libya and Syria.

•
E&P Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Suncor also holds a 20.0% interest in the Hibernia base project and a 19.5% interest in the Hibernia Southern Extension Unit (HSEU), a 27.5% interest in the White Rose base project and a 26.125% interest in the White Rose Extensions, and a 22.729% interest in Hebron, all of which are operated by other companies. Suncor also holds interests in several exploration licences offshore Newfoundland and Labrador and Nova Scotia. E&P Canada also includes Suncor's working interests in unconventional natural gas properties in northeast B.C.

•
E&P International operations include Suncor's 29.89% working interest in Buzzard and its 26.69% interest in Golden Eagle. Both projects are located in the U.K. sector of the North Sea and are operated by another company. Suncor also holds interests in several exploration licences offshore the U.K. and Norway. Suncor owns, pursuant to Exploration and Production Sharing Agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya. Suncor also owns, pursuant to a Production Sharing Contract (PSC), an interest in the Ebla gas development in the Ash Shaer and Cherrife areas in Syria. Suncor's operations in Syria were suspended indefinitely in 2011, due to political unrest in the country.

24   SUNCOR ENERGY INC. ANNUAL REPORT 2014

REFINING AND MARKETING

Suncor's Refining and Marketing segment consists of two primary operations:

•
Refining and Supply operations refine crude oil and intermediate feedstock into a broad range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations which include a refinery located in Montreal, Quebec, a refinery located in Sarnia, Ontario, and a lubricants business located in Mississauga, Ontario that manufactures and blends products which are marketed worldwide.

•
Western North America operations which include refineries located in Edmonton, Alberta and Commerce City, Colorado.

•
Other Refining and Supply assets include interests in a petrochemical plant, pipelines and product terminals in Canada and the U.S.

•
Downstream Marketing operations sell refined petroleum products to retail, commercial and industrial customers through a combination of company-owned, Petro-Canada branded-dealer and other retail stations in Canada and Colorado, a nationwide commercial road transport network in Canada, and a bulk sales channel in Canada. Lubricant products are marketed worldwide through company-operated locations and distributor networks.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy marketing, supply and trading activities, and other activities not directly attributable to any other operating segment.

•
Renewable Energy interests include seven wind facilities across Canada, including Adelaide which is the most recent addition to the portfolio, and the St. Clair ethanol plant in Ontario. An eighth wind farm, Cedar Point, is planned to commence commercial operations later in 2015.

•
Energy Trading activities primarily involve the marketing, supply and trading of crude oil, natural gas, power and byproducts, and the use of midstream infrastructure and financial derivatives to optimize related trading strategies.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and the company's captive insurance activities that self-insure a portion of the company's asset base.

•
Intersegment revenues and expenses are removed from consolidated results in Group Eliminations. Intersegment activity includes the sale of product between the company's segments and insurance for a portion of the company's operations by the Corporate captive insurance entity.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    25

OIL SANDS

2014 Highlights

•
Oil Sands operations increased production by 8% in 2014 compared to 2013, driven primarily by increased Firebag production.

•
Record low SOR at Firebag of 2.8 for 2014, primarily due to optimized reservoir management strategies and strong infill well performance.

•
The company's continued focus on cost management, combined with increased production, enabled Suncor to decrease its cash operating costs per barrel by $3.20/bbl to $33.80/bbl in 2014, compared to $37.00/bbl the prior year.

•
First oil was achieved from wells associated with the MacKay River debottleneck project.

•
Fort Hills construction continued to ramp up with detailed engineering work approximately 65% complete and construction approximately 20% complete by the end of the fourth quarter. First oil is expected as early as the fourth quarter of 2017.

•
A decision was made with the other co-owners of the Joslyn mining project to scale back certain development activities at the Joslyn mining project, reinforcing Suncor's disciplined approach to capital allocation and commitment to driving higher returns.

•
Suncor maximized the value of Oil Sands production, through additional crude by rail shipments to the Montreal refinery and increased sales to the U.S. Gulf Coast during favourable market conditions.

Strategy and Investment Update

Oil Sands operations has established a large physical asset base providing the opportunity for production growth through low-cost debottlenecks, expansions and increased reliability. Hot bitumen infrastructure has added operational flexibility by enabling the transportation of hot bitumen from Firebag to Suncor's cooling and blending facilities, which can then be sold directly to market without the need for upgrading.

Suncor continues to work closely with the Fort Hills mining project co-owners on engineering, procurement and construction activities. As operator of the Fort Hills project, Suncor is developing the mine using traditional open-pit truck and shovel techniques, and solvent-based extraction technology that will allow the mine to produce a bitumen product that can be sold directly to the market.

Sustaining capital for Oil Sands operations continues to focus on safe, reliable and sustainable operations. The company's operational excellence initiatives continue to target improving facility utilization and workforce productivity, including a focus on upgrader reliability, that are expected to achieve steady production growth while reducing operating costs.

The company also continues to progress debottlenecking and infill drilling programs at both Firebag and MacKay River to support steady production growth and sustainment.

Growth capital for Oil Sands operations in 2015 is expected to include the construction of on-site midstream assets that will be used to support production, including hot bitumen cooling and blending facilities, and related storage assets. In response to the current crude price environment, a sanction decision on the MacKay River expansion project has been deferred.

26   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Financial Highlights

Year ended December 31 ($ millions)	2014	2013	2012

Gross revenues	14 561	13 089	11 502

Less: Royalties	(982)	(859)	(684)

Operating revenues, net of royalties	13 579	12 230	10 818

Net earnings	1 776	2 040	468

Adjusted for:

Net impact of not proceeding with the Voyageur upgrader project	—	58	1 487

Impairments	941	—	—

Impact of income tax adjustments on deferred income taxes	54	—	70

Operating earnings(1)	2 771	2 098	2 025

Oil Sands operations	2 696	1 870	1 807

Oil Sands ventures	75	228	218

Cash flow from operations(1)	5 400	4 556	4 407

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Oil Sands operations contributed $2.696 billion to operating earnings in 2014, while Oil Sands ventures contributed $75 million. Operating earnings for Oil Sands operations increased compared to the prior year primarily due to higher production volumes and prices, partially offset by higher DD&A, operating and royalty expenses.

Operating earnings for Oil Sands ventures decreased primarily due to lower production and higher operating expenses related to planned and unplanned maintenance at Syncrude.

Cash flow from operations for the Oil Sands segment was $5.400 billion in 2014, compared to $4.556 billion in 2013. The increase was primarily due to higher production volumes and prices, partially offset by higher royalty and operating and transportation expenses.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    27

Production Volumes(1)

Year ended December 31 (mbbls/d)	2014	2013	2012

Upgraded product (SCO)	289.1	282.6	276.7

Non-upgraded bitumen	101.8	77.9	48.1

Oil Sands operations	390.9	360.5	324.8

Oil Sands ventures – Syncrude	31.0	32.0	34.4

Total	421.9	392.5	359.2

(1)
Bitumen from Oil Sands Base operations is upgraded, while bitumen from In Situ operations is upgraded or sold directly to customers. Yields of SCO from Suncor's upgrading processes are approximately 79% of bitumen feedstock input.

The increase in production in Oil Sands operations in 2014, compared to 2013, was primarily due to increased production at Firebag following the commissioning of hot bitumen infrastructure assets that was completed in the third quarter of 2013, and lower planned maintenance in the current year as the prior year included an Upgrader 1 turnaround. Current year production was impacted by planned coker maintenance in the spring and fall of 2014, unplanned maintenance in upgrading and extraction during the third and fourth quarters of 2014, and a weather-related site-wide power outage in the third quarter of 2014.

Bitumen Production from Operations

Year ended December 31	2014	2013	2012

Oil Sands Base

Bitumen Production (mbbls/d)	274.4	269.8	266.2

Bitumen ore mined (thousands of tonnes per day)	408.5	413.6	412.3

Bitumen ore grade quality (bbls/tonne)	0.67	0.65	0.65

In Situ bitumen production (mbbls/d)

Firebag	172.0	143.4	104.0

MacKay River	27.0	28.5	27.0

Total In Situ production	199.0	171.9	131.0

In Situ steam-to-oil ratio

Firebag	2.8	3.3	3.4

MacKay River	2.9	2.6	2.4

Bitumen production from Oil Sands Base operations increased to an average of 274,400 bbls/d in 2014, compared to 269,800 bbls/d in 2013, primarily due to the commissioning of the hot bitumen infrastructure in 2013, which resulted in increased takeaway capacity and unlocked previously constrained production in mining. However, this was partially offset by unplanned extraction, upgrading, and utilities maintenance in the third and fourth quarters of 2014. In 2013, bitumen production was reduced in the second quarter of 2013 as the company scaled back mine production to coincide with limited upgrader availability during the Upgrader 1 turnaround.

Bitumen production from In Situ operations averaged 199,000 bbls/d in 2014, increasing from 171,900 bbls/d in 2013 primarily due to increased Firebag production. Production at MacKay River averaged 27,000 bbls/d in 2014, slightly below 28,500 bbls/d in 2013, primarily due to unplanned maintenance completed in the first quarter of 2014, partially offset by additional production from the MacKay River debottleneck project.

Firebag attained a record low SOR of 2.8 in 2014, down from 3.3 in 2013, primarily due to strong infill well performance and optimized reservoir management strategies. The SOR at MacKay River increased to 2.9 from 2.6 in 2013, primarily due to early steam requirements for recently commissioned wells associated with the MacKay River debottleneck project.

Suncor's share of Syncrude production and sales volumes averaged 31,000 bbls/d in 2014, compared to 32,000 bbls/d in 2013. Production in 2014 was impacted by unplanned maintenance on one of its three cokers in the second quarter of 2014 and increased planned maintenance in 2014.

Sales Volumes and Mix

Year ended December 31	2014	2013	2012

Oil Sands sales volumes (mbbls/d)

Sweet SCO	99.7	91.5	93.8

Diesel	30.7	23.5	24.5

Sour SCO	158.9	166.0	161.1

Upgraded product (SCO)	289.3	281.0	279.4

Non-upgraded bitumen	101.4	76.0	44.5

	390.7	357.0	323.9

Sales volumes for Oil Sands operations increased to 390,700 bbls/d in 2014, compared to 357,000 bbls/d in 2013, reflecting the same factors that led to the overall increase in production volumes. The sales mix improved in 2014, compared to 2013, primarily due to lower planned and unplanned maintenance in the current year. The sales mix in 2013 was impacted by planned maintenance on Upgrader 1.

Sales volumes of non-upgraded bitumen increased in 2014, compared to 2013, mainly due to higher production at Firebag and the increased operational flexibility provided by

28   SUNCOR ENERGY INC. ANNUAL REPORT 2014

the hot bitumen infrastructure commissioned in the third quarter of 2013.

Inventory

The inventory variance factor increased operating earnings primarily due to a smaller inventory build in 2014 relative to the inventory build in 2013, which was related to the addition of new infrastructure to the company's storage and logistics network.

Price Realizations

Year ended December 31 Net of transportation costs, but before royalties ($/bbl)	2014	2013	2012

Oil Sands operations

Sweet SCO and diesel	109.02	104.22	96.95

Sour SCO and non-upgraded bitumen	76.66	72.67	72.93

Crude sales basket (all products)	87.46	82.83	81.69

Crude sales basket, relative to WTI	(15.28)	(18.09)	(12.44)

Oil Sands ventures

Syncrude – Sweet SCO	99.32	99.82	92.69

Syncrude, relative to WTI	(3.42)	(1.10)	(1.50)

Sweet SCO and diesel price realizations were positively impacted by favourable exchange rates, partially offset by the decrease in the WTI benchmark price. Sour SCO and bitumen prices increased in 2014 primarily due to the higher WCS benchmark price and favourable foreign exchange rates. These increases for both sweet and sour SCO resulted in average price realizations for Oil Sands operations of $87.46/bbl in 2014, compared to $82.83/bbl in 2013.

Suncor's average price realization for Syncrude sales in 2014 of $99.32/bbl was comparable to the average price realization of $99.82/bbl in 2013, as the impacts of the weaker Canadian dollar in 2014 partially offset the decrease in WTI benchmark prices.

Royalties

Royalties were higher in 2014 relative to 2013, primarily due to higher production and slightly higher prices for WCS that influenced the company's regulated bitumen valuation methodology.

Expenses and Other Factors

Operating expenses for 2014 were higher relative to 2013. Factors contributing to the change in operating expenses included:

•
Non-production costs were higher in 2014 compared to 2013, primarily due to higher prices for feedstock costs used in the secondary upgrading process, higher costs associated with research and future growth activities, as well as higher expenses related to a gas swap arrangement involving a third-party processor.

•
Operating expenses at Syncrude were higher for 2014 than 2013 as a result of higher natural gas prices and higher maintenance expenditures.

•
A decrease in cash operating costs for Oil Sands operations. See the Cash Operating Cost Reconciliation for further details.

Transportation expense increased in 2014, relative to 2013, primarily due to increased sales volumes, including incremental costs associated with increased pipeline access.

DD&A expense for 2014 was higher than 2013, mainly due to a larger asset base as a result of Firebag well pads and additional infill wells commissioned in 2014, and the commissioning of associated hot bitumen assets in the latter half of 2013.

Cash Operating Costs Reconciliation(1)

Year ended December 31	2014	2013	2012

Operating, selling and general expense (OS&G)	6 042	5 852	5 422

Syncrude OS&G	(593)	(536)	(513)

Non-production costs(2)	(442)	(282)	(385)

Other(3)	(187)	(165)	(129)

Oil Sands cash operating costs ($ millions)	4 820	4 869	4 395

Oil Sands cash operating costs ($/bbl)	33.80	37.00	37.05

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this document.

(2)
Significant non-production costs include share-based compensation adjustments, research, the expense recorded as part of a gas swap arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(3)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess capacity, primarily power from cogeneration units that was deducted from total cash operating costs.

Oil Sands cash operating costs per barrel averaged $33.80/bbl in 2014, compared to $37.00/bbl in 2013, primarily due to higher production volumes and lower cash

SUNCOR ENERGY INC. ANNUAL REPORT 2014    29

operating costs in 2014. Total cash operating costs decreased in 2014, primarily due to lower operating and maintenance costs in upgrading and mining, partially offset by higher natural gas costs due to higher In Situ consumption and prices.

Planned Maintenance

There are no major turnarounds scheduled for 2015. The company plans to complete routine maintenance on two coker units throughout the year. The impact of this maintenance has been reflected in the company's 2015 guidance.

EXPLORATION AND PRODUCTION

2014 Highlights

•
Significant growth projects advanced through major milestones in 2014, including the achievement of first oil at the Golden Eagle project in the fourth quarter. The gravity-based structure at the Hebron project was successfully moved from dry dock into its deepwater construction site.

•
Suncor completed the sale of the Wilson Creek assets in central Alberta for $168.5 million, before closing adjustments and other closing costs, highlighting Suncor's continued focus on assets that are aligned with the company's long-term strategy.

•
The company signed a farm-in agreement with Shell Canada to acquire a 20% interest in a deepwater exploration opportunity in the Shelburne Basin offshore Nova Scotia. Through this agreement, Suncor has committed to participate in two exploration wells commencing in the second half of 2015.

•
Suncor was a successful joint bidder with ExxonMobil Canada for exploration rights off the coast of Newfoundland (30% working interest). The bid comes with an exploration commitment over the next six to nine years on an emerging oil play.

Strategy and Investment Update

The Exploration and Production segment focuses on high-margin projects that deliver significant returns, cash flow and long-term value. Suncor is currently evaluating exploration and development opportunities off the east coast of Canada, Norway and in the U.K. North Sea to provide diverse and lower cost conventional production. Building on the major milestones reached in 2014, drilling activities are expected to continue on the Golden Eagle project through 2015, and the Hebron project remains on target for first oil in 2017.

The company has multiple field extension projects underway which leverage existing facilities and infrastructure. The HSEU project commenced water injection in late 2014 with production expected to ramp up in the last half of 2015. Following the completion of subsea facilities for the South White Rose Extension (SWRX), drilling is expected to continue in 2015, with first oil anticipated in the second quarter of 2015. The HSEU and SWRX projects are expected to provide incremental production and extend the productive life of the existing fields. The co-owners of the White Rose Extension Project (WREP) have agreed to defer the project sanction decision in light of the current lower crude price environment.

Suncor has a portfolio of 27 Norway and U.K. North Sea licences for possible exploration opportunities. Discoveries currently under appraisal in Norway include the operated Beta project, where a fourth appraisal well is planned in 2015, and the non-operated Butch project, where further evaluation activities will continue in 2015.

30   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Financial Highlights

Year ended December 31 ($ millions)	2014	2013	2012

Gross revenues	4 715	6 363	6 476

Less: Royalties	(672)	(1 146)	(1 631)

Operating revenues, net of royalties	4 043	5 217	4 845

Net earnings	653	1 000	138

Adjusted for:

Impairments (net of reversals) and provisions	297	563	689

Recognition of risk mitigation proceeds	—	(223)	—

Gain on significant disposals	(61)	(130)	—

Impact of income tax rate adjustments on deferred income taxes	—	—	23

Reserves redetermination	(32)	—	—

Operating Earnings(1)	857	1 210	850

E&P Canada	502	643	312

E&P International	355	567	538

Cash flow from operations(1)	1 909	2 316	2 227

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Operating earnings in 2014 for E&P Canada were $502 million, compared to $643 million for 2013, and were lower primarily due to lower production as a result of the sale of the conventional natural gas business in 2013, and lower oil price realizations in 2014. Operating earnings for E&P International were $355 million for 2014, compared to $567 million for 2013, and were lower primarily due to decreased production at Buzzard, lower price realizations and lower contributions from Libya.

Cash flow from operations was $1.909 billion in 2014, compared to $2.316 billion in 2013, and decreased primarily due to lower production volumes and lower price realizations, partially offset by lower operating expenses as a result of the sale of the conventional natural gas business.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    31

Production Volumes

Year ended December 31	2014	2013	2012

E&P Canada

Terra Nova (mbbls/d)	17.3	14.2	8.8

Hibernia (mbbls/d)	23.1	27.1	26.1

White Rose (mbbls/d)	14.6	14.9	11.6

North America Onshore (mboe/d)	3.6	37.3	53.9

	58.6	93.5	100.4

E&P International

Buzzard (mboe/d)	47.1	55.8	48.0

Golden Eagle (mboe/d)	0.6	—	—

Libya (mbbls/d)	6.7	20.6	41.5

	54.4	76.4	89.5

Total Production (mboe/d)	113.0	169.9	189.9

Production Mix (liquids/gas) (%)	97/3	80/20	74/26

E&P Canada production averaged 58,600 boe/d in 2014, compared to 93,500 boe/d in 2013.

•
Production from Terra Nova averaged 17,300 bbls/d in 2014, compared to 14,200 bbls/d in 2013. In 2014, production was impacted by a four-week planned maintenance program, while 2013 was impacted by a ten-week off-station maintenance program to repair a mooring chain and perform preventive maintenance on the remaining eight chains.

•
Production from Hibernia averaged 23,100 bbls/d in 2014, compared to 27,100 bbls/d in 2013. Production decreased in 2014 primarily due to natural declines from older wells.

•
Production from White Rose averaged 14,600 bbls/d in 2014, consistent with 2013 production.

•
Production from North America Onshore averaged 3,600 boe/d in 2014, compared to 37,300 boe/d in 2013. Production decreased primarily due to the sale of the conventional natural gas business in September 2013.

E&P International production averaged 54,400 boe/d in 2014, compared to 76,400 boe/d in 2013.

•
Production from Buzzard averaged 47,100 boe/d in 2014, compared to 55,800 boe/d in 2013. Production decreased due to higher maintenance activity in 2014 and natural declines.

•
Production from Golden Eagle averaged 600 boe/d in 2014, as first oil was achieved in the fourth quarter of 2014 and production continued to ramp up at the end of 2014.

•
Production from Libya averaged 6,700 bbls/d in 2014, compared to 20,600 bbls/d in 2013. Production was lower in 2014 as operations have been substantially shut-in since July 2013 due to political unrest in the country. Production started to ramp up in the latter half of 2014 after the Libya National Oil Company (NOC) removed force majeure in July 2014 on oil exports from terminals, used by Suncor. However, further political unrest in December 2014 has resulted in the NOC declaring force majeure on oil exports from these terminals once again resulting in the company's operations being substantially shut in at year end. The timing of a return to normal production levels remains uncertain.

Price Realizations

Twelve months ended December 31
Net of transportation costs, but before royalties	2014	2013	2012

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	105.98	109.71	108.36

E&P Canada – Natural gas ($/mcfe)	4.49	3.42	2.17

E&P International ($/boe)	104.12	107.57	108.22

E&P average price ($/boe)	103.05	91.44	84.05

Average price realizations for crude oil from E&P Canada and E&P International were lower than 2013, consistent with the decrease in benchmark prices for Brent crude in the last half of 2014, partially offset by favourable foreign exchange rates.

Royalties

Royalties were lower in 2014, compared with 2013, primarily due to lower production from Libya and North America Onshore.

Inventory

The inventory variance factor increased operating earnings primarily due to a smaller inventory build in 2014 relative to the inventory build in 2013.

Expenses and Other Factors

Operating expenses were lower in 2014 than in 2013, primarily due to the sale of the conventional natural gas assets and lower share-based compensation expense in 2014.

DD&A and exploration expenses were lower in 2014, primarily due to lower production in North America

32   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Onshore and Libya, and lower depletion rates on the company's east coast Canada assets. Exploration expenses were higher in 2014 as a result of seismic purchases in Norway and off the East Coast of Canada. During 2014, Suncor expensed $104 million in exploration activities ($36 million after-tax) related to wells in Norway and the U.K., compared to $82 million in exploration expenditures ($46 million after-tax) in 2013, primarily related to wells in the U.K. and Libya.

Financing expense and other income increased in 2014 relative to 2013, primarily due to foreign exchange losses in E&P International, partially offset by lower accretion on the decommissioning and restoration provision in North America Onshore following the sale of the company's conventional natural gas assets.

Other Items

Sale of Oil and Natural Gas Assets

On September 30, 2014, Suncor completed the sale of its Wilson Creek oil and gas assets in central Alberta for $168.5 million before closing adjustments and other closing costs. The sale had an effective date of July 1, 2014, and resulted in an after-tax gain on the sale of $61 million.

On September 26, 2013, Suncor completed the sale of its conventional natural gas business in Western Canada for proceeds of $1 billion, before closing adjustments and other closing costs. The sale had an effective date of January 1, 2013, and resulted in an after-tax gain on the sale of $130 million.

Planned Maintenance of Operated Assets

A planned ten-week maintenance event at Terra Nova has been scheduled to commence in the second quarter of 2015. The impact of this maintenance has been reflected in the company's 2015 guidance.

REFINING AND MARKETING

2014 Highlights

•
The Refining and Marketing segment continues to be a key component of the company's integrated model and generated $1.692 billion in operating earnings in 2014.

•
Strong refinery utilizations allowed Suncor to reduce the impacts of a decreasing upstream crude price environment by optimizing the profit realized on a portion of Suncor's upstream production.

•
Suncor lowered feedstock costs at the Montreal refinery through increased rail shipments of inland crudes in addition to marine shipments of lower priced crudes from the U.S. Gulf Coast when market conditions were favourable.

•
Suncor agreed to the sale of its 50% interest in certain assets and liabilities of Pioneer Energy for $182.5 million, before closing adjustments and other costs, highlighting the company's continued focus on core assets that are aligned with Suncor's long-term strategy. This sale is expected to close in the first half of 2015.

•
The company completed the acquisition of a sulphur recovery facility that has been integrated into the Montreal refinery operations and is expected to secure the refinery's long-term sulphur recovery needs.

Strategy and Investment Update

Suncor continues to invest in the profitable growth of its four refineries and further integrating the Montreal refinery with market access initiatives to supply it with discounted North American inland crudes. Crude by rail shipments to the Montreal refinery averaged 33,000 bbls/d in 2014. Crude by rail, combined with the anticipated reversal of Enbridge's Line 9, is expected to provide the company with the flexibility to supply its Montreal refinery with a full slate of inland priced crude. The Montreal refinery, also received marine shipments of lower priced crudes from the U.S. Gulf Coast when market conditions were favourable. During 2014, Suncor completed a project to modify the hydrocracking unit at the Montreal refinery, which is expected to improve overall product yields in 2015, and continues to evaluate further investment opportunities to increase the heavy crude processing capability at the Montreal refinery.

Suncor's Petro-Canada branded outlets maintained its position as a leading retailer by market share in major urban areas of Canada. Suncor will continue to leverage the strong brand to increase non-petroleum revenues through the company's network of convenience stores and car washes, and expand the lubricants product offering, including global expansion in the U.S., Europe and China.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    33

Financial Highlights

Year ended December 31 ($ millions)	2014	2013	2012

Operating revenues	26 627	26 658	26 220

Net earnings	1 692	2 022	2 137

Operating earnings(1)	1 692	2 022	2 152

Refining and Product Supply	1 385	1 758	1 877

Marketing	307	264	275

Cash flow from operations(1)	2 178	2 618	3 138

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Refining and Supply operations contributed $1.385 billion to operating earnings in 2014, a decrease compared with $1.758 billion in 2013. The decrease was primarily due to the impacts of inventory revaluation in a declining crude price environment, lower benchmark crack spreads and higher transportation and operating expenses, partially offset by stronger price realizations relative to the benchmarks, and favourable foreign exchange rates.

Marketing operations contributed $307 million to operating earnings in 2014, compared to $264 million in 2013, due mainly to stronger retail, wholesale and lubricant margins.

Cash flow from operations was $2.178 billion in 2014, compared to $2.618 billion in 2013, due to the same factors that impacted operating earnings.

34   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Volumes

Year ended December 31	2014	2013	2012

Crude oil processed (mbbls/d)

Eastern North America	199.2	201.7	197.7

Western North America	228.3	229.6	233.7

Total	427.5	431.3	431.4

Refinery utilization(1)(2) (%)

Eastern North America	90	91	89

Western North America	95	96	100

Total	93	94	95

Refined Product Sales (mbbls/d)

Gasoline	235.6	247.4	252.8

Distillate	207.5	209.8	195.0

Other	88.6	85.7	90.7

	531.7	542.9	538.5

(1)
Effective January 1, 2014, the company increased the nameplate capacity of the Edmonton refinery from 140,000 bbls/d to 142,000 bbls/d. Prior year utilization rates have not been recalculated and reflect the lower nameplate capacity.

(2)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the capacity of these units.

Refinery utilization in Eastern North America averaged 90% in 2014, comparable to 91% in 2013 as both years were impacted by similar planned maintenance events at Montreal and Sarnia.

Refinery utilization in Western North America averaged 95% in 2014, compared to 96% in 2013. The slight decrease from the prior year was primarily due to more maintenance events in 2014 at the Edmonton refinery in addition to a third-party hydrogen supply constraint.

Total sales of refined petroleum products decreased to an average of 531,700 bbls/d in 2014, compared to 542,900 bbls/d in 2013, primarily due to lower throughput volumes as a result of an increase in planned maintenance activities.

Prices and Margins

For Refining and Product Supply, prices and margins for refined products were lower in 2014 compared to 2013.

•
In 2014, the impact of FIFO inventory accounting, as used by the company, relative to an estimated LIFO basis of accounting, had a negative impact on net earnings of approximately $290 million after-tax, compared to a positive impact of approximately $79 million after-tax in 2013, due to the decrease in crude feedstock costs in the second half of 2014.

•
The Brent and WTI differential narrowed throughout 2014 relative to the prior year, contributing to a decline in benchmark crack spreads across all regions in which the company sells refined products compared to the prior year. However, this was partially offset by the impact of the weakening Canadian dollar and stronger price realizations relative to the benchmarks.

•
Refining margins were negatively impacted by the narrowing of inland crude differentials, which increased feedstock costs relative to the benchmark crude prices.

Marketing margins increased primarily due to higher margins for retail, wholesale, and lubricants channels.

Expenses and Other Factors

Operating expenses were higher in 2014 compared to 2013, primarily due to higher energy input costs, higher transportation costs due to higher finished product delivery rates, environmental expenses related to a reclamation provision, and higher maintenance costs. DD&A expense increased in 2014 due to asset additions and costs associated with planned maintenance events in 2014 and 2013. In addition, an impairment was recorded in the second quarter of 2014 related to the construction of a sulphur recovery plant that was no longer required after the acquisition of an existing facility.

Other Items

Disposition of Pioneer Energy Assets

On September 17, 2014, Suncor announced that, along with The Pioneer Group Inc., it had reached an agreement to sell certain assets and liabilities of Pioneer Energy. Suncor, as a 50% owner of Pioneer Energy, is expected to receive $182.5 million before closing adjustments for its share of the assets and liabilities. The transaction is expected to close in the first half of 2015 and is subject to closing conditions, including regulatory approval under the Competition Act (Canada).

Planned Maintenance

The company has scheduled planned maintenance events at the Commerce City refinery in the first quarter of 2015 with an expected duration of four weeks. The Edmonton refinery has a five-week planned maintenance event in the second quarter of 2015. The Sarnia refinery has a two-week planned maintenance event in the second quarter of 2015. The Montreal refinery has a one-week planned maintenance event in the third quarter of 2015 and a three-week planned maintenance event in the fourth quarter of 2015. The impact of this maintenance has been reflected in the company's 2015 guidance.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    35

CORPORATE, ENERGY TRADING AND ELIMINATIONS

2014 Highlights

•
The Energy Trading business increased the flexibility of Suncor's logistics network by securing rail off-loading facilities with market access into Canadian and U.S. coastal markets, positioning the company to capture global prices on both its current production and future growth.

•
The company increased access to U.S. Gulf Coast pricing for both light and heavy crudes by securing capacity on TransCanada's Gulf Coast Pipeline. Investments in storage capacity near the U.S. Gulf Coast increased the company's flexibility to optimize the price received for crude shipments.

•
The company completed construction of the 40 MW (gross capacity) Adelaide wind farm in the fourth quarter of 2014.

Strategy and Investment Update

The Energy Trading business supports the company's production by securing market access, optimizing price realizations, managing inventory levels and managing the impacts of external market factors, such as pipeline disruptions or outages at refining customers, while generating trading earnings through established strategies. The Energy Trading business continues to evaluate additional pipeline agreements to support planned production growth.

The Cedar Point wind project continues to progress through the regulatory process and is expected to be operational by the end of 2015. Cedar Point and Adelaide are located in Ontario, and are expected to add 140 MW of gross installed capacity, increasing the capacity of Suncor's wind projects by 55%. The focus for the ethanol operations will be to maintain safe and reliable operations and improve plant profitability through technology improvements.

Financial Highlights

Year ended December 31 ($ millions)	2014	2013	2012

Net loss	(1 422)	(1 151)	(3)

Adjusted for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	722	521	(157)

Impact of income tax rate adjustments on deferred income taxes	—	—	(20)

Operating (loss) earnings(1)	(700)	(630)	(180)

Renewable Energy	78	72	57

Energy Trading	66	116	147

Corporate	(850)	(785)	(468)

Eliminations	6	(33)	84

Cash flow used in operations(1)	(429)	(78)	(39)

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Renewable Energy

Year ended December 31	2014	2013	2012

Power generation marketed (net gigawatt hours)	411	430	429

Ethanol production (thousands of m 3)	412	415	413

Suncor's renewable energy assets contributed operating earnings of $78 million in 2014, compared to $72 million in 2013, and increased primarily due to stronger margins on ethanol sales driven by lower feedstock prices partially offset by lower ethanol byproduct revenues in 2014.

Energy Trading

Energy Trading activities contributed operating earnings of $66 million in 2014, compared to $116 million in 2013. The decrease in operating earnings was primarily due to lower gains in the U.S. crude trading strategies due to narrowing differentials, partially offset by higher gains in the natural gas trading strategies.

Corporate

Corporate had an operating loss of $850 million in 2014, compared with an operating loss of $785 million in 2013. The increase in operating loss was primarily due to increased expenditures relating to a company-wide process

36   SUNCOR ENERGY INC. ANNUAL REPORT 2014

improvement initiative, partially offset by lower share-based compensation expense in 2014. Cash flow from operations was higher in 2013 due to an incremental tax recovery related to the company's Canadian operations and the result of settling trading losses in 2014. Suncor capitalized $431 million of its borrowing costs in 2014 as part of the cost of major development assets and construction projects in progress, compared to $397 million in the prior year.

Eliminations

Eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Marketing. Consolidated profits are only realized when the company sells the products produced from intersegment purchases of crude feedstock to third parties. In 2014, $6 million of after-tax intersegment profit was realized, compared to $33 million of profit that was eliminated in 2013.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    37

5. FOURTH QUARTER 2014 ANALYSIS

Financial and Operational Highlights

Three months ended December 31 ($ millions, except as noted)	2014	2013

Net earnings (loss)

Oil Sands	180	469

Exploration and Production	198	(101)

Refining and Marketing	173	458

Corporate, Energy Trading and Eliminations	(467)	(383)

Total	84	443

Operating earnings (loss)(1)

Oil Sands	180	400

Exploration and Production	198	239

Refining and Marketing	173	458

Corporate, Energy Trading and Eliminations	(165)	(124)

Total	386	973

Cash flow from (used in) operations(1)

Oil Sands	875	1 110

Exploration and Production	401	552

Refining and Marketing	240	534

Corporate, Energy Trading and Eliminations	(24)	154

Total	1 492	2 350

Production volumes (mboe/d)

Oil Sands	419.3	446.5

Exploration and Production	138.3	111.6

Total	557.6	558.1

(1)
Non-GAAP financial measures. Operating earnings and cash flow from operations are reconciled below. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Net Earnings

Suncor's consolidated net earnings for the fourth quarter of 2014 were $84 million, compared to $443 million for the prior year quarter. Net earnings were primarily affected by the same factors that influenced operating earnings described in the segmented analysis described below. Other items affecting net earnings over these periods included:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $302 million for the fourth quarter of 2014 compared to $259 million for the fourth quarter of 2013.

•
In the fourth quarter of 2013, the company recorded after-tax impairment charges of $563 million in the Exploration and Production segment against its assets in Syria, Libya, and E&P Canada. Concurrent with the impairment of its Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

•
In the fourth quarter of 2013, the company recorded an after-tax recovery of $69 million to reduce the previously estimated costs of not proceeding with the Voyageur upgrader project due to an acceleration of project closure activities and a redeployment of resources.

Cash Flow from Operations

Consolidated cash flow from operations was $1.492 billion for the fourth quarter of 2014 compared to $2.350 billion for the prior year quarter. Cash flow from operations was impacted by the same factors that affected operating earnings in the segmented analysis described below.

Segmented Analysis

Oil Sands

Operating earnings for the fourth quarter of 2014 were $180 million, compared to $400 million in the prior year quarter and decreased primarily due to lower Oil Sands production resulting from unplanned maintenance activities and lower price realizations, partially offset by a decrease in mining and upgrading maintenance costs and lower royalty expenses.

Production volumes at Oil Sands operations averaged 384,200 bbls/d in the fourth quarter of 2014, compared to 409,600 bbls/d in the prior year quarter. The decrease was driven primarily by unplanned maintenance at Upgrader 2 and on utility assets impacting upgrading and extraction. This decrease was partially offset by strong Firebag production which achieved above nameplate capacity in the fourth quarter of 2014.

Suncor's share of Syncrude production decreased slightly to an average of 35,100 bbls/d in the fourth quarter of 2014 from 36,900 bbls/d in the fourth quarter of 2013.

Exploration and Production

Exploration and Production operating earnings were $198 million in the fourth quarter of 2014, compared to $239 million in the fourth quarter of 2013. Operating earnings decreased primarily due to lower price realizations and lower production at Buzzard, partially offset by higher production at Terra Nova and higher earnings from Libya.

38   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Production volumes were 138,300 boe/d in the fourth quarter of 2014, compared to 111,600 boe/d in the fourth quarter of 2013. The increase was primarily due to a temporary ramp up of production in Libya which has since been substantially shut in by the end of the fourth quarter, a ten-week off-station maintenance program at the Terra Nova facility that was completed in the prior year quarter, and the start up of production from Golden Eagle, partially offset by natural declines at Hibernia and Buzzard.

Refining and Marketing

For the fourth quarter of 2014, Refining and Marketing operating earnings were $173 million, compared to operating earnings of $458 million for the fourth quarter of 2013. The decrease was primarily due to the impacts of inventory revaluation in a declining crude price environment, less favourable inland crude price differentials, and a small relative build of finished product inventory in comparison to the prior year quarter. This was partially offset by strong refining margins in Western North America relative to the benchmarks and favourable foreign exchange rates.

Refinery crude throughput increased in the fourth quarter of 2014, resulting in an average refinery utilization of 95%, compared to 91% in the prior year quarter. Both quarters were impacted by planned maintenance events at the Sarnia and Montreal refineries; however, the planned maintenance in the fourth quarter of 2014 had a smaller impact on throughput volumes although it did result in less favourable product yields.

Corporate, Energy Trading and Eliminations

Operating loss for Corporate, Energy Trading and Eliminations in the fourth quarter of 2014 was $165 million, compared to a $124 million loss in the fourth quarter of 2013. The increase in operating loss was due primarily to larger foreign exchange losses on working capital as a result of the strengthening U.S. dollar, larger losses on the company's crude trading strategies in the fourth quarter of 2014 and decreased operating earnings in renewable energy as a result of decreasing ethanol byproduct revenues. These factors were partially offset by a share-based compensation expense recovery in the fourth quarter.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    39

6. QUARTERLY FINANCIAL DATA

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013

Total production (mboe/d)

Oil Sands	419.3	441.1	403.1	424.4	446.5	423.6	309.4	389.0

Exploration and Production	138.3	78.2	115.3	120.9	111.6	171.4	190.7	207.1

	557.6	519.3	518.4	545.3	558.1	595.0	500.1	596.1

Revenues and other income

Operating revenues, net of royalties	8 899	10 175	10 446	10 342	9 814	10 288	9 648	9 843

Other income	192	98	203	135	380	85	66	173

	9 091	10 273	10 649	10 447	10 194	10 373	9 714	10 016

Net earnings (loss)	84	919	211	1 485	443	1 694	680	1 094

per common share – basic (dollars)	0.06	0.63	0.14	1.01	0.30	1.13	0.45	0.72

per common share – diluted (dollars)	0.06	0.62	0.14	1.01	0.30	1.13	0.45	0.71

Operating earnings(1)	386	1 306	1 135	1 793	973	1 426	934	1 367

per common share – basic(1) (dollars)	0.27	0.89	0.77	1.22	0.66	0.95	0.62	0.90

Cash flow from operations(1)	1 492	2 280	2 406	2 880	2 350	2 528	2 250	2 284

per common share – basic(1) (dollars)	1.03	1.56	1.64	1.96	1.58	1.69	1.49	1.50

ROCE(1) (%) for the twelve months ended	8.6	9.4	10.1	12.6	11.5	8.6	8.1	7.1

Common share information (dollars)

Dividend per common share	0.28	0.28	0.23	0.23	0.20	0.20	0.20	0.13

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	36.90	40.53	45.50	38.61	37.24	36.83	31.00	30.44

New York Stock Exchange (US$)	31.78	36.15	42.63	34.96	35.05	35.78	29.49	30.01

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this document. ROCE excludes capitalized costs related to major projects in progress. Operating earnings for each quarter are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the consolidated Financial Information and Segment Results and Analysis sections of each quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter of 2014. Cash flow from operations and ROCE for each quarter are defined and reconciled to GAAP measures in the Advisories – Non-GAAP Financial Measures section of each Quarterly Report issued by Suncor in respect of the relevant quarter for 2014.

40   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013

WTI crude oil at Cushing	US$/bbl	73.15	97.20	103.00	98.70	97.45	105.85	94.20	94.35

ICE Brent crude oil at Sullom Voe	US$/bbl	77.00	103.40	109.75	107.80	109.35	109.70	103.35	112.65

Dated Brent/Maya FOB price differential	US$/bbl	10.05	12.50	13.85	18.45	20.05	10.35	5.50	10.60

MSW at Edmonton	Cdn$/bbl	67.05	89.50	97.10	90.70	89.05	105.25	92.90	88.45

WCS at Hardisty	US$/bbl	58.90	77.00	82.95	75.55	65.25	88.35	75.05	62.40

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	14.25	20.20	20.05	23.15	32.20	17.50	19.15	31.95

Condensate at Edmonton	US$/bbl	70.55	93.45	105.15	102.65	94.20	103.80	103.30	107.20

Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.60	4.00	4.65	5.70	3.50	2.40	3.50	3.20

Alberta Power Pool Price	Cdn$/MWh	30.55	63.90	42.30	61.75	48.40	83.90	123.35	64.10

New York Harbor 3-2-1 crack(1)	US$/bbl	16.15	20.50	21.55	20.40	19.60	19.25	25.60	31.20

Chicago 3-2-1 crack(1)	US$/bbl	14.40	17.50	19.40	18.35	12.00	15.80	30.70	27.10

Portland 3-2-1 crack(1)	US$/bbl	12.45	24.60	26.10	17.40	15.35	19.60	30.60	30.55

Gulf Coast 3-2-1 crack(1)	US$/bbl	10.15	19.10	19.55	17.15	13.45	15.95	23.95	28.80

Exchange rate	US$/Cdn$	0.88	0.92	0.92	0.91	0.95	0.96	0.98	0.99

Exchange rate (end of period)	US$/Cdn$	0.86	0.89	0.94	0.90	0.94	0.97	0.95	0.98

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    41

Significant or Unusual Items Impacting Net Earnings

Trends in Suncor's quarterly earnings and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events – such as planned coker maintenance in the spring and fall of 2014, unplanned maintenance in upgrading and extraction during the second and fourth quarters of 2014, a weather-related site-wide power outage in the third quarter of 2014, maintenance that occurred at Upgrader 1 in Oil Sands in the second quarter of 2013, maintenance that occurred at Terra Nova in the fourth quarter of 2013, as well as third-party outages that impacted Oil Sands in the second, third and fourth quarters of 2013.

Trends in Suncor's quarterly earnings and cash flow from operations are also affected by changes in commodity prices, price differentials, refining crack spreads and foreign exchange rates, as described in the Financial Information section of this MD&A.

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or significant one-time adjustments:

•
In the third quarter of 2014, the company recorded an after-tax gain of $61 million relating to the sale of its Wilson Creek oil and gas assets in E&P Canada.

•
In the third quarter of 2014, the company recorded a current income tax and associated interest charge of $54 million related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in the Oil Sands segment in a prior period.

•
In the second quarter of 2014, Total E&P, the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project development plan. As a result of Suncor's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, Suncor recorded an after-tax impairment charge of $718 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, as a result of the continued closure of certain Libyan export terminals and the company's production plans during the remaining term of the production sharing agreements, Suncor estimated the net recoverable value of its assets in Libya based on an assessment of expected future net cash flows over a range of possible outcomes. As a result of this assessment, the company recorded an after-tax impairment charge of $297 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, the company recorded after-tax impairment charges of $223 million in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

•
In the second quarter of 2014, the company recorded after-tax earnings of $32 million related to an agreement reached by Suncor to receive a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

•
In 2013, the company recorded after-tax impairment charges of $563 million against E&P assets as follows: Syria – $422 million, Libya – $101 million and E&P Canada – $40 million. Concurrent with the impairment of its Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

•
The first and fourth quarters of 2013 included a net after-tax charge of $58 million as a result of not proceeding with the Voyageur upgrader project, which included costs related to decommissioning and restoration of the Voyageur site and contract cancellations.

•
The third quarter of 2013 included an after-tax gain of $130 million relating to the sale of the company's conventional natural gas business in E&P Canada.

42   SUNCOR ENERGY INC. ANNUAL REPORT 2014

7. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

Year ended December 31 ($ millions)	2014	2013	2012

Oil Sands	3 826	4 311	4 957

Exploration and Production	1 819	1 483	1 261

Refining and Marketing	1 021	890	644

Corporate, Energy Trading and Eliminations	295	93	95

Total	6 961	6 777	6 957

Less: capitalized interest on debt	(431)	(397)	(587)

	6 530	6 380	6 370

Capital and Exploration Expenditures by Type(1)(2)(3)

Year ended December 31, 2014 ($ millions)	Sustaining	Growth	Total

Oil Sands Base	997	166	1 163

In Situ	746	128	874

Oil Sands Ventures	269	1 235	1 504

Oil Sands	2 012	1 529	3 541

Exploration and Production	73	1 612	1 685

Refining and Marketing	797	212	1 009

Corporate, Energy Trading and Eliminations	132	163	295

	3 014	3 516	6 530

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands Operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure and logistics that are required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands Operations and Refining and Marketing operations.

In 2014, Suncor spent $6.530 billion on property, plant and equipment and exploration activities, and capitalized $431 million of interest on debt towards major development assets and construction projects. Activity in 2014 included the following:

Oil Sands Base

Oil Sands Base capital expenditures were $1.163 billion, of which $997 million was directed towards sustaining activities as the company continued to progress reliability, safety and environmental sustainment projects. Projects included the construction of assets to support TROTM, the construction of a water treatment plant that is expected to reduce freshwater use, and the commissioning of a booster pump station to maintain high pressures to move tailings efficiently. Additional sustaining capital expenditures were related to planned maintenance in the spring and fall of 2014.

Oil Sands Base growth capital of $166 million included the construction of on-site midstream assets that are currently being used to support production in Oil Sands operations, including hot bitumen cooling and blending facilities, and related storage assets.

In Situ

In Situ sustaining capital expenditures were $874 million, of which $746 million was directed towards sustaining capital expenditures. Sustaining capital in 2014 was focused on the ongoing design and construction of well pads that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads decline.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    43

Growth capital of $128 million in 2014 was focused on completing the MacKay River debottlenecking project, as well as new well pads related to the project. First oil from this project was achieved in the third quarter of 2014.

Oil Sands Ventures

Oil Sands ventures growth capital expenditures were $1.235 billion in 2014, including the Fort Hills mining project expenditures, which were directed towards design engineering, site preparation, procurement of long-lead items and field construction activities. All critical milestones were substantially achieved on the Fort Hills project in 2014. Overall aggregate engineering and procurement progress is approximately 65% complete. Construction activities are approximately 20% complete and included substantial completion of the foundations for the ore processing facility and primary extraction area, in addition to the completion of water treatment facilities.

Suncor's share of capital expenditures for the Syncrude joint operation in 2014 was $269 million of sustaining capital, which included expenditures for mine train replacement at the Mildred Lake mining area, and construction of a centrifuge plant for tailing management.

Exploration and Production

Exploration and Production capital and exploration expenditures were $1.685 billion in 2014, of which $1.612 billion was directed towards growth and exploration.

Growth spending included $245 million for Golden Eagle as spending ramped up to achieve first oil in late October. Growth spending for Hebron was $712 million in 2014, which focused on detailed engineering and construction of the gravity-based structure and topsides which were successfully moved from dry dock to its deepwater construction site in the third quarter of 2014. First oil is expected at Hebron in 2017.

Growth spending of approximately $256 million primarily focused on advancing the multiple low cost field extension projects currently underway which leverage existing facilities and infrastructure at East Coast Canada. Spending at the HSEU project has been primarily focused on development drilling activities as well as commencing water injection at the end of 2014, with production ramping up in the last half of 2015. At the SWRX project, expenditures were primarily focused on procurement, construction, and installation activities in 2014; first oil is expected in the second quarter of 2015. The HSEU and SWRX projects are expected to provide incremental production and extend the productive life of the existing fields. A sanction decision for the White Rose Extension Project has been deferred by the co-owners in light of the current crude price environment.

During 2014, the company participated in the drilling of two appraisal wells on the Butch prospect in Norway. Both wells were deemed to be non-commercial and charged to exploration expense in 2014.

Sustaining capital expenditures focused primarily on the planned maintenance programs for East Coast Canada assets.

Refining and Marketing

Refining and Marketing spent $1.009 billion on capital expenditures in 2014, of which $797 million was directed to sustaining activities focused on planned maintenance events at the company's refineries as wells at its retail business.

Growth spending of $212 million included work that was completed in the fourth quarter of 2014 to modify the hydrocracking unit at the Montreal refinery. These modifications are expected to improve overall product yields at the refinery. Further spending included completing facilities to enable the Montreal refinery to receive more inland crudes.

44   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Significant Growth Projects Update(1)(4)

At December 31, 2014	Working Interest (%)	Description	Cost Estimate ($ millions)	Project Spend to date ($ millions)	Expected First Oil Date(3)

Operated

Fort Hills	40.80	73.4 mbbls/d (net)	5 500	1 315	Q4 2017

Non-operated(2)

Golden Eagle	26.69	18.7 mboe/d (net)	1 000 (+/-10%)	715	Q4 2014

Hebron	22.73	34.2 mboe/d (net)	2 800 (+/-10%)	1 229	Q4 2017

(1)
Cost Estimate and Project Spend to date figures reflect post-sanction estimates and expenditures, excluding capitalized interest.

(2)
Cost estimates are based on the most recent estimate provided by the operator.

(3)
Expenditures to complete the project may extend beyond the first oil date.

(4)
The Capital Investment Update section contains forward-looking information. See the Advisories – Forward-Looking Information section of this MD&A for the material risks and assumptions underlying this forward-looking information.

The table above summarizes major growth projects that have been sanctioned for development by the company. Other potential material growth projects have not yet received a final investment decision by the company or its Board of Directors.

The Fort Hills mining project will be developed using traditional open-pit truck and shovel techniques, and solvent-based extraction technology that will allow the mine to produce bitumen product that is sold directly to market. The project is scheduled to produce first oil as early as the fourth quarter of 2017 and achieve 90% of its planned gross production capacity of 180,000 bbls/d within twelve months. Project activities in 2015 are expected to focus on the completion of detailed engineering on the secondary extraction and utilities areas, the continued ramp up of procurement spending, and field construction activities across all areas.

The Golden Eagle facilities are designed for 70,000 boe/d of gross production capacity from a combined production, utilities, and accommodation platform, in addition to a separate well head platform. First oil was achieved in late 2014 following the installation of the combined platform and the commencement of development drilling. Activity in 2015 will include further development drilling as production ramps up to its peak production rate.

The co-owners for the Hebron project sanctioned development on December 31, 2012. The Hebron field includes a gravity-based structure design supporting an expected gross oil production rate of 150,000 bbls/d. Project activity in 2015 is expected to focus on construction of the gravity-based structure and topsides.

Other Capital Projects

Suncor also anticipates 2015 capital expenditures to be directed to the following projects and initiatives:

Oil Sands Operations

For 2015, plans for sustaining capital continue to focus on planned maintenance, tailings management operations offsetting natural production declines, and maintaining production capacity at existing facilities. Sustaining expenditures include new well pads for In Situ assets and equipment replacement for the mine.

Growth capital consists primarily of continuing the construction of midstream assets that will support Oil Sands operations, including hot bitumen cooling and blending facilities, and related storage assets.

Oil Sands Ventures

Sustaining capital expenditures in 2015 for Syncrude are expected to focus on planned maintenance, development of tailings management facilities, improvements to utilities facilities and capital to complete mine train replacements.

Exploration and Production

In addition to further spending to advance the HSEU and SWRX projects, Suncor continues to evaluate the operated Beta prospect with plans for an appraisal well in 2015. Evaluation activities will also continue on the non-operated Butch licence following the drilling in 2014. The company also expects to drill at six exploration locations in the North

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Sea and on the east coast of Canada in 2015. Two of these locations will be operated by Suncor.

Refining and Marketing

The company expects that Sustaining capital will focus on planned maintenance events and routine asset replacement.

Renewable Energy

Growth capital will be focused on progressing projects within the company's renewable business including the Cedar Point project that received regulatory approval in August 2014. There is currently an appeal of this permit in progress and the final decision of that appeal is expected in early March 2015. Detailed engineering is concluding and construction is expected to be completed in 2015. The project is expected to add 100 MW of gross installed capacity. Suncor has also invested in biodiesel technology to capture a production cost advantage, through interests in both a technology company and the retrofit of a biodiesel plant, which is expected to be completed by the end of 2015.

46   SUNCOR ENERGY INC. ANNUAL REPORT 2014

8. FINANCIAL CONDITION AND LIQUIDITY

Liquidity and Capital Resources

At December 31 ($ millions, except as noted)	2014	2013	2012

Net cash from (used in)

Operating activities	8 936	10 100	8 859

Investing activities	(6 863)	(6 533)	(6 644)

Financing activities	(1 872)	(2 832)	(1 592)

Foreign exchange gain (loss) on cash and cash equivalents	92	82	(19)

Increase in cash and cash equivalents	293	817	604

Cash and Cash equivalents, end of year	5 495	5 202	4 385

Return on Capital Employed (%)(1)(2)

Excluding major projects in progress	8.6	11.5	7.2

Including major projects in progress	7.5	9.9	5.8

Net debt to cash flow from operations(2) (times)	0.9	0.7	0.7

Interest coverage on long-term debt (times)

Earnings basis(3)	6.6	9.5	7.9

Cash flow from operations basis(2)(4)	15.5	16.8	17.7

(1)
Non-GAAP financial measure. ROCE is reconciled in the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Cash Flow from Operating Activities

Cash from operating activities was $8.936 billion in 2014 compared to $10.1 billion in 2013. The decrease was primarily due to lower production in the Exploration and Production segment and declining price realizations in the last half of 2014 in both the Exploration and Production and Refining and Marketing segments.

Cash Flow used in Investment Activities

Cash flow used in investing activities was $6.863 billion in 2014 compared to $6.533 billion in 2013. The increase in net cash flow used in 2014 was primarily due to lower divestiture proceeds as 2013 included the proceeds from the disposal of a significant portion of the company's natural gas business as both periods had similar expenditures. Investing activities in 2014 also included proceeds received from the disposition of the Wilson Creek assets in the Exploration and Production segment and the acquisition of a sulphur recovery facility in the Refining and Marketing segment.

Cash Flow used in Financing Activities

Cash flow used in financing activities was $1.872 billion in 2014 compared to $2.832 billion in 2013. The decrease in cash flow used in 2014 was primarily due to the issuance of $750 million in U.S. dollar debt and $750 million in Canadian dollar debt, partially offset by the repayment of $400 million in U.S. dollar debt and an increase in dividends paid.

Capital Resources

Suncor's capital resources consist primarily of cash flow from operations, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2015 capital spending program of $6.2 to $6.8 billion and meet working capital requirements through existing cash balances and short-term investments, cash flow from operations, available committed credit facilities, issuing commercial paper and issuing long-term notes or debentures. The company's cash flow from operations depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. As a result of the decline in commodity prices, on January 13, 2015, Suncor announced a reduction to its 2015 budgeted capital spending and operating cost reduction targets to preserve liquidity and capital resources. If additional capital is required, the

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company believes financing will be available at commercial terms and rates.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents on the Consolidated Balance Sheets. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns consistent with the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio does not exceed six months, and all investments are with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and Cash Equivalents

Included in the cash and cash equivalents of $5.495 billion at December 31, 2014 are short-term investments with weighted average terms to maturity of approximately 44 days. In 2014, the company earned approximately $34 million of interest income on this portfolio.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor's management believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

Suncor's interest on debt (before capitalized interest) in 2014 was $739 million which was comparable to $703 million in 2013.

Unutilized lines of credit at December 31, 2014 were $4.275 billion, compared to $4.536 billion at December 31, 2013.

A summary of available and unutilized credit facilities is as follows:

($ millions)	2014

Fully revolving for a period of one year after term-out date (April 2016)	2 000

Fully revolving and expires in 2016	1 550

Fully revolving for a period of four years and expires in April 2019	3 000

Can be terminated at any time at the option of the lenders	138

Total credit facilities	6 688

Credit facilities supporting outstanding commercial paper	(806)

Credit facilities supporting standby letters of credit	(1 607)

Total unutilized credit facilities	4 275

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31, 2014, total debt to total debt plus shareholders' equity was 24% (December 31, 2013 – 22%). The company is currently in compliance with all operating covenants as at December 31, 2014.

At December 31 ($ millions, except as noted)	2014	2013

Short-term debt	806	798

Current portion of long-term debt	34	457

Long-term debt	12 489	10 203

Total debt	13 329	11 458

Less: Cash and cash equivalents	5 495	5 202

Net debt	7 834	6 256

Shareholders' equity	41 603	41 180

Total debt plus shareholders' equity	54 932	52 638

Total debt to total debt plus shareholders' equity (%)	24	22

48   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Change in Net Debt

($ millions)

Net debt – December 31, 2013	6 256

Increase in net debt	1 578

Net debt – December 31, 2014	7 834

Change in net debt

Cash flow from operations	9 058

Capital and exploration expenditures and other investments	(7 025)

Acquisition	(121)

Proceeds from divestitures	224

Dividends less proceeds from exercise of share options	(1 243)

Repurchase of common shares	(1 671)

Change in non-cash working capital	(63)

Foreign exchange on cash, debt and other balances	(737)

(1 578)

At December 31, 2014, Suncor's net debt was $7.834 billion, compared to $6.256 billion at December 31, 2013. During 2014, net debt increased by $1.578 million, largely due to cash returned to shareholders in the form of share repurchases and dividends, and the impact of the weakening Canadian dollar relative to the U.S. dollar on the valuation of U.S. denominated debt, partially offset by cash flow from operations that exceeded capital and exploration expenditures.

For the year ended December 31, 2014, the company's net debt to cash flow from operations measure was 0.9 times, which met management's target of less than 2.0 times.

Credit Ratings

The following information regarding the company's credit ratings is provided as it relates to the company's cost of funds and liquidity. In particular, the company's ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company's credit rating may also have potentially adverse consequences for the company's funding capacity or access to the capital markets, may affect the company's ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

The company's long-term senior debt ratings are:

Long-Term Senior Debt	Rating		Long-Term Outlook

Standard & Poor's	A-		Stable

Dominion Bond Rating Service	A (low	)	Stable

Moody's Investors Service	A3		Stable

The company's commercial paper ratings are:

Commercial Paper	Cdn Program Rating		US Program Rating

Standard & Poor's	A-1 (low	)	A-2

Dominion Bond Rating Service	R-1 (low	)	R-1 (low	)

Moody's Investors Service	Not rated		P-2

Refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2014 AIF for a description of credit ratings listed above.

Common Shares

Outstanding Shares

December 31, 2014 (thousands)

Common shares	1 444 119

Common share options – exercisable and non-exercisable	27 464

Common share options – exercisable	18 084

As at February 23, 2015, the total number of common shares outstanding was 1,445,044,453, and the total number of exercisable and non-exercisable common share options outstanding was 33,376,928. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

On August 5, 2014, Suncor renewed its normal course issuer bid to continue to purchase shares under its previously announced buyback program (the 2014 NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2014 NCIB, Suncor may purchase for cancellation up to approximately $1.1 billion worth of its common shares between August 5, 2014 and August 4, 2015 and has agreed that it will not purchase more than 44,045,388 common shares, which was equal to approximately 3% of Suncor's issued and outstanding common shares at the time of program renewal.

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During 2014, the company repurchased 42,026,992 common shares at an average price of $39.76 per share, for a total repurchase cost of $1.671 billion.

Shareholders may obtain a copy of the company's Notice of Intention to make a Normal Course Issuer Bid in relation to the 2014 NCIB, without charge, by contacting Investor Relations.

Further repurchases under the program have been suspended at this time in response to the lower crude price environment.

Since commencing its share buyback program in 2011, Suncor has purchased 155.5 million common shares for a total return to shareholders of $5.297 billion under this program.

At December 31 ($ millions, except as noted)	2014	2013	2012	2011

Share repurchase activities (thousands of common shares)

Shares repurchased directly	42 027	49 492	46 862	17 128

Shares repurchased through exercise of put options	—	—	—	—

	42 027	49 492	46 862	17 128

Share repurchase cost ($ millions)

Repurchase cost	1 671	1 675	1 452	500

Option premiums received	—	—	(1)	—

	1 671	1 675	1 451	500

Weighted average repurchase price per share, net of option premiums (dollars per share)	39.76	33.84	30.96	29.19

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be re-sold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

	Payment due by period
($ millions)	2015	2016	2017	2018	2019	2020 and beyond	Total

Fixed and revolving term debt(1)	1 509	690	690	3 536	519	16 003	22 947

Finance lease obligations	112	113	111	108	109	2 123	2 676

Decommissioning and restoration costs(2)	381	458	345	357	311	7 048	8 900

Operating lease agreements, pipeline capacity and energy services commitments(3)	1 728	1 420	1 264	1 126	1 031	6 816	13 385

Exploration work commitments	146	26	—	141	108	253	674

Other long-term obligations(4)	129	15	8	8	8	34	202

Total	4 005	2 722	2 418	5 276	2 086	32 277	48 784

(1)
Includes debt that is redeemable at Suncor's option and interest payments on fixed-term debt.

(2)
Represents the undiscounted amount of decommissioning and restoration costs.

(3)
The company has also entered into various pipeline commitments which are awaiting regulatory approval. In the event regulatory approval is not obtained, Suncor has committed to reimbursing certain costs to the service provider.

(4)
Includes the Libya ESPA signature bonus and merger consent, and Fort Hills purchase obligations. See the Other Long-Term Liabilities note to the audited Consolidated Financial Statements.

50   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Transactions with Related Parties

The company enters into transactions with related parties in the normal course of business. These transactions primarily include sales to associated entities in the company's Refining and Marketing segment. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to note 31 to the 2014 audited Consolidated Financial Statements.

Financial Instruments

Suncor periodically enters into derivative contracts for risk management purposes. The derivative contracts hedge risks related to purchases and sales of commodities, to manage exposure to interest rates and to hedge risks specific to individual transactions. For the year ended December 31, 2014, the pre-tax earnings impact for risk management activities was a gain of $176 million (2013 – pre-tax loss of $18 million).

The company's Energy Trading business uses crude oil, natural gas, refined products and other derivative contracts to generate net earnings. For the year ended December 31, 2014, the pre-tax earnings impact for Energy Trading activities was a gain of $173 million (2013 – pre-tax gain of $176 million).

Assets Available for Sale relate to the company's investment in Pioneer Energy. As a result of the third-party agreement to sell the company's share of its assets of Pioneer Energy, Suncor increased the fair value of its investment in Pioneer Energy by $98 million to $183 million in the third quarter of 2014 based on the agreed upon selling price.

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

($ millions)	Assets Available for Sale	Energy Trading	Risk Management	Total

Fair value of contracts, outstanding – January 1, 2013	—	(43)	(1)	(44)

Fair value of contracts realized during the year	—	(271)	18	(253)

Changes in fair value during the year	—	176	(18)	158

Fair value of contracts, outstanding – December 31, 2013	—	(138)	(1)	(139)

Fair value of contracts realized during the year	—	(15)	(65)	(80)

Changes in fair value during the year	—	173	176	349

Assets available for sale	183	—	—	183

Fair value outstanding – December 31, 2014	183	20	110	313

The fair value of derivative contracts are recorded in the Consolidated Balance Sheets.

Fair value of derivative contracts at December 31 ($ millions)	2014	2013

Accounts receivable	211	225

Accounts payable	(81)	(364)

Assets available for sale	183	—

	313	(139)

Risks Associated with Derivative Financial Instruments

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor's exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor's risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company's tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Energy Trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, see the Financial Instruments and Risk Management note in our 2014 audited Consolidated Financial Statements.

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9. ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

Suncor's significant accounting policies are described in notes 3 to the audited Consolidated Financial Statements for the year ended December 31, 2014.

Effective January 1, 2014, the company adopted the following new and amended IFRS standards and interpretations.

Offsetting Financial Assets and Financial Liabilities

International Accounting Standard (IAS) 32 Financial Instruments: Presentation amendments clarified the requirements for offsetting financial assets and liabilities. The amendments clarified that the right to offset must be available on the current date and cannot be contingent on a future event. The adoption of this standard did not have a material impact on the company's consolidated financial statements.

Levies

International Financial Reporting Interpretations Committee (IFRIC) 21 Levies clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, and that a liability should not be recognized before the specified minimum threshold to trigger that liability is reached. This interpretation did not have a material impact to the company's consolidated financial statements.

Recently Announced Accounting Standards

The standards and interpretations that are issued, but not yet effective up to the date of issuance of the company's financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and interpretations, if applicable, when they become effective.

Accounting for Acquisitions of Interests in
Joint Operations

In May 2014, the IASB issued amendments to IFRS 11 Joint Arrangements to clarify that the acquirer of an interest in a joint operation in which the activity constitutes a business is required to apply all of the principles of business combinations accounting in IFRS 3 Business Combinations. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event it increases or decreases its ownership share in an existing joint operation or invests in a new joint operation.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In September 2014, the IASB issued amendments to address an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures regarding the sale or contribution of assets between an investor and its associate or joint venture. The amendment clarified that a full gain or loss is recognized when a transaction involves a business. A partial gain or loss is recognized when a transaction involves assets that do not constitute a business. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event that it has transactions with Associates or Joint Ventures.

Disclosure Initiative

In December 2014, the IASB issued narrow-focus amendments to IAS 1 Presentation of Financial Statements to clarify existing requirements related to materiality, order of notes, subtotals, accounting policies and disaggregation. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amended standard is not expected to have a material impact on the company's disclosure.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. It replaces existing revenue recognition guidance and provides a single, principles based five-step model to be applied to all contracts with customers. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2017, with earlier application permitted. The company is currently assessing the impact of this standard.

Financial Instruments: Recognition and Measurement

In July 2014, IFRS 9 Financial Instruments was issued as a complete standard including the requirements previously issued related to classification and measurement of financial assets and liabilities and additional amendments to introduce a new expected loss impairment model for financial assets including credit losses. Retrospective application of this standard with certain exemptions is effective for fiscal years beginning on or after January 1,

52   SUNCOR ENERGY INC. ANNUAL REPORT 2014

2018, with earlier application permitted. The company is currently assessing the impact of this standard.

Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

Significant accounting estimates are those estimates that require management to make assumptions about matters that are highly uncertain at the time the estimate is made, and those estimates where changes in significant assumptions that are within a range of reasonably possible outcomes would have a material impact on the company's financial condition, changes in financial condition or financial performance.

Significant judgments are those judgments made by management in the process of applying the company's accounting policies and that have the most significant impact on the amounts recognized in the Consolidated Financial Statements.

Significant accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. The following are the Significant accounting estimates used in the preparation of Suncor's December 31, 2014 audited Consolidated Financial Statements.

Oil and Gas Reserves and Resources

Measurements of depletion, depreciation, impairment, and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves and resources. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. All reserves and certain resources have been evaluated at December 31, 2014 by independent qualified reserves evaluators. Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2014, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the initial costs of these activities are capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success, or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination.

Project Development

Management uses judgment to determine when exploration and evaluation assets are reclassified to Property, Plant and Equipment. This decision considers several factors, including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval processes.

Determination of Cash Generating Units (CGU)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, refining margins, and the timing of cash flows. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments

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will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Regardless of any indication of impairment, the company must complete an annual impairment assessment for any CGU, or group of CGUs, whose net carrying value includes indefinite-life intangible assets or an allocation of goodwill. For Suncor, this includes impairment assessments of the Oil Sands segment and the Refining and Marketing segment. For 2014, the company completed this review as at October 31, 2014, and determined that the underlying CGUs were not impaired.

During the fourth quarter of 2014, an impairment indicator existed due to a significant decline in benchmark crude prices, and as such, the company completed impairment assessments for its CGUs in the Oil Sands and Exploration and Production segments as at December 31, 2014 and determined that the underlying CGUs were not impaired.

Refer to note 10 to the 2014 audited Consolidated Financial Statements for impairments recorded during 2014.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment. Management applies judgment in assessing the existence and extent, as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or operating activities.

In addition, these provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances and the possible future use of the site. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserve life. Changes to estimates related to future expected costs, discount rates and timing may have a material impact on the amounts presented.

Suncor's provision for decommissioning and restoration costs increased by $0.9 billion in 2014 to $8.9 billion (undiscounted). The most significant change in the provision related to a change in the discount rate, increased disturbance and an increase in certain cost estimates in the Oil Sands and Exploration and Production segments. The provision also increased due to a decrease in the average credit-adjusted discount rate (2014 – 3.92%; 2013 – 4.51%).

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

The fair value of plan assets is determined using market values. The estimated rate of return on plan assets in the portfolio considers the current level of returns on fixed income assets, the historical level of risk premium associated with other asset classes and the expected future returns on all asset classes. The discount rate assumption is based on the year-end interest rates for high-quality bonds that mature at times concurrent with the company's benefit obligations. The estimated rate for compensation increases is based on management's judgment.

Actuarial valuations are subject to management's judgment. Actuarial gains and losses comprise changes to assumptions related to discount rates, expected return on plan assets and annual rates for compensation increases. They are accounted for on a prospective basis and may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgments about the outcomes of future events, the interpretation of laws and regulations, and estimates on timing and amount of expected future cash flows and discount rates.

The company is involved in litigation and claims in the normal course of operations. As at December 31, 2014, management believes the result of any settlements related to such litigation or claims would not materially affect the financial position of the company.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and

54   SUNCOR ENERGY INC. ANNUAL REPORT 2014

changes in the interpretations of standards may result in changes to those positions and potentially a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow, estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Control and Significant Influence

Control is defined as the power to govern the financial and operating decisions of an entity so as to obtain benefits from its activities, and significant influence is defined as the power to participate in the financial and operating decisions of the investee. The assessment of whether the company has control, joint control, or significant influence over another entity requires judgment of the impact it has over the financial and operating decisions of the entity and the extent of the benefits it obtains.

Joint Arrangements

The classification of joint arrangements structured through separate vehicles as either joint ventures or joint operations requires significant judgment and depends on the legal form and contractual terms of the arrangement as well as other facts and circumstances. These include whether there is exclusive dependence on the parties to the joint arrangement for cash flows through the sale of product and funding of operations, and to assess the rights of the economic benefits of the assets and obligation for funding the liabilities of the arrangements. A joint arrangement whereby the parties take their share of substantially all of the output of the joint arrangement would be an indicator for classification as a joint operation, regardless of structure of the arrangement, and accounted for by recognizing the company's share of assets and liabilities jointly owned and incurred, and the recognition of its share of revenue and expenses of the joint operation.

Fair Value of Financial Instruments

The fair value of financial instruments is determined whenever possible based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data, including forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the company's functional currency is a management judgment based on the composition of revenue and costs in the locations in which it operates.

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10. RISK FACTORS

Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The company's enterprise risk committee (ERC), comprised of senior representatives from business and functional groups across Suncor, oversees entity-wide processes to identify, assess and report on the company's principal risks.

Volatility of Commodity Prices

Our financial performance is closely linked to prices for crude oil in our upstream business and prices for refined petroleum products in our downstream business, and, to a lesser extent, to natural gas prices in our upstream business, where natural gas is both an input and output of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond our control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health and global economic growth (particularly in emerging markets), pipeline constraints, regional and international supply and demand imbalances, political developments, compliance or non-compliance with quotas agreed upon by Organization of Petroleum Exporting Countries (OPEC) members, decisions by OPEC not to impose quotas on its members, access to markets for crude oil, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional and synthetic crude oil.

Refined petroleum products prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, marketplace competitiveness, and other local market factors. Natural gas prices in North America are affected primarily by supply and demand, and by prices for alternative energy sources.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers such as Suncor.

Through the latter half of 2014 and into 2015, world oil prices have declined significantly. A prolonged period of low and/or volatile prices could affect the value of our upstream and downstream assets and the level of spending on growth projects, and could result in the curtailment of production from some properties and/or the impairment of that property's carrying value. Accordingly, low commodity prices, particularly for crude oil, could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow, and may also lead to the impairment of assets, or the cancellation or deferral of Suncor's growth projects.

Government Policy

Suncor operates under federal, provincial, state and municipal legislation in numerous countries. The company is also subject to regulation and intervention by governments in oil and gas industry matters, such as land tenure, royalties, taxes (including income taxes), government fees, production rates, environmental protection controls, safety performance, the reduction of greenhouse gas (GHG) emissions and other emissions, the export of crude oil, natural gas and other products, the company's interactions with foreign governments, the awarding or acquisition of exploration and production rights, oil sands leases or other interests, the imposition of specific drilling obligations, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights.

Changes in government policy or regulation, or interpretation thereof, could impact Suncor's existing and planned projects as well as impose costs on compliance, resulting in increased capital expenditures and operating expenses. Changes in government policy or regulation can also have an indirect impact on Suncor, including opposition to new North American pipeline systems, such as the Keystone XL or the Northern Gateway proposals. The result of such changes can also lead to additional compliance costs and staffing and resource levels, and also increase exposure to other risks to Suncor's business, including environmental or safety non-compliance and permit approvals.

Income Taxes

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), in 2014, the company received a Notice of Reassessment (NOR) from the CRA, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR including tax,

56   SUNCOR ENERGY INC. ANNUAL REPORT 2014

penalty and interest was approximately $920 million. Also during the year:

•
The company received NORs related to the derivative contracts from Quebec and Ontario for approximately $42 million and $100 million, respectively. The Alberta NOR (approximately $124 million) was received in the first quarter of 2015.

•
The company provided security to the CRA and the Provinces of Quebec and Ontario for approximately $610 million.

•
The company filed Notices of Objection with the CRA and the Provinces of Quebec and Ontario.

•
The company filed a Notice of Appeal with the Tax Court of Canada.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

Royalties

Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, and capital and operating costs by changes to existing legislation or PSCs, and by results of regulatory audits of prior year filings and other unexpected events. The final determination of these events may have a material impact on royalties payable to provincial and local governments and on the company's royalties expense.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Operational Outages and Major Environmental or Safety Incidents

Each of Suncor's primary operating businesses – Oil Sands, E&P, and Refining and Marketing – demands significant levels of investment in the design, operation and maintenance of facilities, and, therefore, carries the additional economic risk associated with operating reliably or enduring a protracted operational outage.

The company's businesses also carry the risks associated with environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, fines, civil suits or criminal charges against the company.

Generally, Suncor's operations are subject to operational hazards and risks such as fires, explosions, blow-outs, power outages, severe winter climate conditions and other extreme weather conditions, rail car incident or derailment and the migration of harmful substances such as oil spills, gaseous leaks or a release of tailings into water systems, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment, the environment, and information technology systems and related data and control systems.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher value products can also be impacted by failure to follow operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software or network attacks.

In addition to the foregoing factors that affect Suncor's business generally, each business unit is susceptible to additional risks due to the nature of its business, as follows:

  •
  Oil Sands operations are susceptible to loss of production, slowdowns, shutdowns or restrictions on our ability to produce higher value products, due to the failure of any one or more of its interdependent component systems.

  •
  For Suncor's upstream businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures, ore grade qualities, or the presence of H2S), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids, other accidents, and pollution and other environmental risks in the 2014 AIF. Refer also to Significant Risk Factors and Uncertainties Affecting Reserves Data.

  •
  E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death of rig personnel. Suncor's offshore operations could also be affected by the actions of Suncor's contractors and agents that could result in similar catastrophic events at their facilities, or could be indirectly affected by catastrophic events occurring at other third-party offshore operations. In either case, this could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of our facilities or operations, or result in a

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    shortage of appropriate equipment or specialists required to perform our planned operations.

  •
  Suncor's Refining and Marketing operations are also subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including loss of product, slowdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock or other incidents.

Although the company maintains a risk management program, which includes an insurance component, such insurance may not provide adequate coverage in all circumstances, nor are all such risks insurable. It is possible that our insurance coverage will not be sufficient to address the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Regulatory Approval and Compliance

Before proceeding with most major projects, including significant changes to existing operations, Suncor must obtain various federal, provincial or state permits and regulatory approvals. Suncor must also obtain licences to operate certain assets. These processes can involve, among other things, stakeholder consultation, environmental impact assessments and public hearings, and may be subject to conditions, including security deposit obligations and other commitments. Suncor can also be indirectly impacted by a third party's inability to obtain regulatory approval for a shared infrastructure project. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

As part of ongoing operations, the company is also required to comply with a large number of Environment, Health and Safety regulations under a variety of Canadian, U.S., U.K. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with these regulations may result in the imposition of fines and penalties, production constraints, reputational damage, operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.

Failure to obtain, comply with or maintain regulatory permits and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in delays, abandonment or restructuring of projects and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Project Execution

There are certain risks associated with the execution of our major projects and the commissioning and integration of new facilities within our existing asset base.

Project execution risk consists of three related primary risks:

•
Engineering – a failure in the specification, design or technology selection;

•
Construction – a failure to build the project in the approved time, in accordance with design, and at the agreed cost; and

•
Commissioning and startup – a failure of the facility to meet agreed performance targets, including operating costs, efficiency, yield and maintenance costs.

Project execution can also be impacted by:

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Failure to comply with Suncor's project implementation model;

•
The availability, scheduling and cost of materials, equipment and qualified personnel;

•
The complexities associated with integrating and managing contractor staff and suppliers in a confined construction area;

•
Our ability to obtain the necessary environmental and other regulatory approvals;

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The impact of general economic, business and market conditions and our ability to finance growth, including major growth projects in progress, if commodity prices were to decline and stay at low levels for an extended period;

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The impact of weather conditions;

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Risks relating to restarting projects placed in safe mode, including increased capital costs;

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The effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment;

•
Risk associated with offshore fabrication and logistics;

•
Risks relating to scheduling, resources and costs, including the availability and cost of materials, equipment and qualified personnel;

•
The accuracy of project cost estimates, as actual costs for major projects can vary from estimates, and these differences can be material;

•
Our ability to complete strategic transactions; and

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The commissioning and integration of new facilities within our existing asset base could cause delays in achieving guidance, targets and objectives.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

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Fossil Fuel Industry Reputation

Suncor works within an environment characterized by concerns over climate change, with environmental limits seen as a legitimate constraint on economic growth and increased activism and public opposition to fossil fuels. In addition, the social value proposition of resource deployment is being challenged.

Future laws and regulations may impose significant liabilities on a failure to comply with their requirements. Concerns over climate change and fossil fuel extraction could lead governments to enact additional or more stringent laws and regulations applicable to Suncor.

Changes in environmental regulation could impact the demand, formulation or quality of our products, or by requiring increased capital expenditures or distribution costs, which may or may not be recoverable in the marketplace. The complexity and breadth of changes in environmental regulation make it extremely difficult to predict the potential impact to Suncor.

Climate Change

Suncor continues to actively monitor the international and domestic efforts to address climate change. While it currently appears that GHG regulations and targets will continue to become more stringent, and while Suncor will continue efforts to reduce the intensity of its GHG emissions, the absolute GHG emissions of our company are expected to rise as we pursue a prudent and planned growth strategy. Increases in GHG emissions may impact the profitability of our projects, as Suncor may be subject to incremental levies and taxes.

Land Reclamation

There are risks associated specifically with the company's ability to reclaim mature fine tailings, with TROTM or other methods and technologies. Suncor expects that TROTM will help the company reclaim existing tailings ponds by reducing the volumes of fluid fine tailings. The inability of TROTM or any other methods of technology and/or the increase in time to reclaim tailings ponds could increase Suncor's decommissioning and restoration cost estimates.

Alberta's Land-Use Framework

The implementation of, and compliance with, the terms of the Lower Athabasca Regional Plan (LARP) may adversely impact our current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. Due to the cumulative nature of the plan, the impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development, by the operators in the area and not solely in relation to Suncor's direct impact.

Alberta Environment Water Licences

We currently rely on fresh water, which is obtained under licences from Alberta Environment, to provide domestic and utility water at our Oil Sands operations. Water licences, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw water will not be rescinded or that additional conditions will not be added to these licences. There can be no assurance that the company will not have to pay a fee for the use of water in the future or that any such fees will be reasonable. In addition, the expansion of the company's projects may rely on securing licences for additional water withdrawal, and there can be no assurance that these licences will be granted or that they will be granted on terms favourable to Suncor.

There is a risk that future laws or changes to existing laws or regulations could cause capital expenditures and operating expenses to increase or the demand for our products to decrease. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Change Capacity

In order to achieve Suncor's business objectives, the company must operate efficiently, reliably and safely, and, at the same time, deliver growth and sustaining projects safely, on budget and on schedule. The ability to achieve these two sets of objectives is critically important to Suncor to deliver value to shareholders and stakeholders. These objectives also demand a large number of improvement initiatives that compete for resources, and may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. There is also a risk that these objectives may exceed Suncor's capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Cost Management

Suncor is exposed to the risk of escalating operating costs in both its Oil Sands business and other businesses. Suncor's inability to successfully manage costs may constrain its ability to execute high-quality projects that deliver lower operating costs. Factors contributing to these risks include, but are not limited to, the skills and resource shortage and the long-term success of existing and new in situ technologies. The risk of escalating operating costs in both its Oil Sands business and other businesses could have

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a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Market Access

Suncor anticipates higher production of bitumen in future years, due mainly to production growth from debottlenecking at MacKay River and growth projects at Fort Hills. The markets for bitumen blends or heavy crude are more limited than those for light crude, making them more susceptible to supply and demand changes and imbalances (whether as a result of pipeline constraints or otherwise). Heavy crude oil generally receives lower market prices than light crude, due principally to the lower quality and value of the refined product yield, and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances.

There is a risk that constrained market access for oil sands production due to insufficient pipeline takeaway capacity, growing inland production and refinery outages, creates risk of widening differentials that could impact the profitability of product sales which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Information Security

The efficient operation of Suncor's business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyberterrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information stored on our information systems. However, these measures and technology may not adequately prevent security breaches. There is a risk that any significant interruption or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance, production, or increased costs, and could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Financial Risks

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments to hedge its commodity price and other market risks, creates exposure to significant financial risks, which include, but are not limited to, the following:

•
Unfavourable movements in commodity prices, interest rates or foreign exchange could result in a financial or opportunity loss to the company;

•
A lack of counterparties, due to market conditions or other circumstances, could leave us unable to liquidate or offset a position, or unable to do so at or near the previous market price;

•
We may not receive funds or instruments from our counterparty at the expected time or at all;

•
The counterparty could fail to perform an obligation owed to us;

•
Loss as a result of human error or deficiency in our systems or controls; and

•
Loss as a result of contracts being unenforceable or transactions being inadequately documented.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Exchange Rate Fluctuations

Our Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil and natural gas are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The company also holds substantial amounts of U.S. dollar debt. Suncor's results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries and, so, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian dollar and the euro, and the Canadian dollar and the British pound. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Interest Rate Risk

We are exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate bank facilities and commercial paper, and invests surplus cash in short-term debt instruments. We are also exposed to interest rate risk when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. Unfavourable changes in interest rates could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Issuance of Debt and Debt Covenants

Suncor expects that future capital expenditures will be financed out of cash generated from operations and borrowings. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets and investor appetite for investments in the energy industry generally and our securities in particular. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, our ability to make capital investments and maintain existing properties may be constrained.

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If we finance capital expenditures in whole or in part with debt, that may increase our debt levels above industry standards for oil and gas companies of similar size. Depending on future development plans, we may require additional debt financing that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the articles of Suncor (the Articles) nor its bylaws limit the amount of indebtedness that we may incur; however, we are subject to covenants in our existing bank facilities and seek to avoid an unfavourable cost of debt. The level of our indebtedness, from time to time, could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect our credit ratings.

We are required to comply with financial and operating covenants under existing credit facilities and debt securities. We routinely review the covenants based on actual and forecast results and have the ability to make changes to our development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company's access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company and our subsidiaries. Their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength, as well as factors not entirely within our control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions, including transactions involving over-the-counter derivatives. There is a risk that one or more of our credit ratings could be downgraded, which could potentially limit our access to private and public credit markets and increase cost of borrowing.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Other Risk Factors

A detailed discussion of additional risk factors is presented in our most recent Annual Information Form / Form 40-F, filed with the Canadian and U.S. securities regulators, respectively.

11. OTHER ITEMS

Control Environment

Based on their evaluation as of December 31, 2014, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of December 31, 2014, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of political unrest in Syria, Suncor is not able to monitor the status of the Syrian assets, including whether certain facilities have suffered damages. Suncor is continually assessing the control environment in Syria to the extent permitted by applicable law and does not consider the changes in the country to have had a material impact on the company's overall internal control over financial reporting.

The effectiveness of our internal control over financial reporting as at December 31, 2014 was audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2014.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

In response to a declining crude price outlook, Suncor issued an update to its 2015 corporate guidance. Suncor's press release dated January 13, 2015, which is also available on suncor.com and sedar.com, provides further details and advisories regarding this update to its corporate guidance.

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12. ADVISORIES

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, ROCE, cash flow from operations, free cash flow, Oil Sands cash operating costs and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Effective January 1, 2013, Suncor adopted new and amended accounting standards; as such, non-GAAP measures for 2012 have been restated while comparative figures pertaining to Suncor's results for 2011 have not been restated in accordance with the respective transitional provisions of the new and amended standards.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance, because management believes it provides better comparability between periods. Operating earnings for each segment are reconciled to net earnings in the Financial Information section of the MD&A.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in that particular section of the MD&A. These bridge analyses are presented because management uses this presentation to analyze performance.

•
The factor for Volumes and Mix is calculated based on production volumes and mix for the Oil Sands and Exploration and Production segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties includes royalties in Libya that represent the difference between gross revenues, which is based on the company's working-interest share of production, and the net revenue attributable to Suncor under the terms of the respective contracts.

•
The factor for Inventory reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory factor in a bridge analysis permits the company to present the factor for Volumes and Mix based on production volumes, rather than based on sales volumes.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense (adjusted for impacts of changes in inventory), and transportation expense.

•
The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates, and other income tax adjustments.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the

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twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

Year ended December 31 ($ millions, except as noted)		2014	2013	2012

Adjustments to net earnings

Net earnings		2 699	3 911	2 740

Add after-tax amounts for:

	Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	722	521	(157)

Net interest expense		229	228	42

	A	3 650	4 660	2 625

Capital employed – beginning of twelve-month period

Net debt		6 256	6 639	6 976

Shareholders' equity		41 180	39 215	38 592

		47 436	45 854	45 568

Capital employed – end of twelve-month period

Net debt		7 834	6 256	6 639

Shareholders' equity		41 603	41 180	39 215

		49 437	47 436	45 854

Average capital employed	B	48 797	46 981	45 353

ROCE – including major projects in progress (%)	A/B	7.5	9.9	5.8

Average capitalized costs related to major projects in progress	C	6 203	6 502	8 729

ROCE – excluding major projects in progress (%)	A/(B-C)	8.6	11.5	7.2

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Cash Flow from Operations and Free Cash Flow

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, which management believes reduces comparability between periods.

	Oil Sands			Exploration and Production			Refining and Marketing
Year ended December 31 ($ millions)	2014	2013	2012	2014	2013	2012	2014	2013	2012

Net earnings (loss)	1 776	2 040	468	653	1 000	138	1 692	2 022	2 137

Adjustments for:

Depreciation, depletion, amortization and impairment	4 035	2 439	3 964	1 349	1 804	1 857	635	530	464

Deferred income taxes	(139)	358	266	(115)	(130)	28	(43)	64	529

Accretion of liabilities	140	114	109	44	60	62	7	6	4

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	—	—	—

Change in fair value of derivative contracts	(34)	—	—	—	—	—	(82)	1	(1)

Loss (gain) on disposal of assets	3	—	(29)	(82)	(130)	(1)	(11)	(7)	(13)

Share-based compensation	22	7	95	8	28	14	4	19	48

Exploration expenses	—	—	—	104	82	145	—	—	—

Settlement of decommissioning and restoration liabilities	(324)	(388)	(380)	(20)	(15)	(32)	(20)	(20)	(21)

Other	(79)	(14)	(86)	(32)	(383)	16	(4)	3	(9)

Cash flow from (used in) operations	5 400	4 556	4 407	1 909	2 316	2 227	2 178	2 618	3 138

Decrease (increase) in non-cash working capital	1 252	1 225	(781)	201	656	(205)	(278)	566	(460)

Cash flow provided by (used in) operating activities	6 652	5 781	3 626	2 110	2 972	2 022	1 900	3 184	2 678

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	Corporate, Energy Trading and Eliminations			Total
Year ended December 31 ($ millions)	2014	2013	2012	2014	2013	2012

Net (loss) earnings	(1 422)	(1 151)	(3)	2 699	3 911	2 740

Adjustments for:

Depreciation, depletion, amortization and impairment	121	119	161	6 140	4 892	6 446

Deferred income taxes	73	90	(94)	(224)	382	729

Accretion of liabilities	7	12	7	198	192	182

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	839	605	(181)	839	605	(181)

Change in fair value of derivative contracts	(154)	94	11	(270)	95	10

Gain on disposal of assets	—	—	(1)	(90)	(137)	(44)

Share-based compensation	72	160	57	106	214	214

Exploration expenses	—	—	—	104	82	145

Settlement of decommissioning and restoration liabilities	—	—	—	(364)	(423)	(433)

Other	35	(7)	4	(80)	(401)	(75)

Cash flow (used in) from operations	(429)	(78)	(39)	9 058	9 412	9 733

(Increase) decrease in non-cash working capital	(1 297)	(1 759)	572	(122)	688	(874)

Cash flow (used in) provided by operating activities	(1 726)	(1 837)	533	8 936	10 100	8 859

Free cash flow is a non-GAAP financial measure that is calculated by deducting capital and exploration expenditures from cash flow from operations. Free cash flow reflects cash available for distribution to shareholders and to fund financing activities. Management uses free cash flow to measure financial performance and liquidity. The following is a reconciliation of free cash flow for Suncor's last three years of operations.

($ millions)	2014	2013	2012

Cash flow from operations	9 058	9 412	9 733

Capital and exploration expenditures	(6 961)	(6 777)	(6 957)

Free Cash Flow	2 097	2 635	2 776

Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are calculated by adjusting Oil Sands segment operating, selling and general expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; and iv) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes.

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Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO valuation methodology. For Suncor, this results in a lag between the sales prices for refined products, which reflects current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Operating Earnings Reconciliations – Fourth Quarter 2014 and 2013

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Net earnings (loss) as reported	180	469	198	(101)	173	458	(467)	(383)	84	443

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	302	259	302	259

Net impact of not proceeding with the Voyageur upgrader project	—	(69)	—	—	—	—	—	—	—	(69)

Impairments (net of reversals) and provisions	—	—	—	563	—	—	—	—	—	563

Recognition of risk mitigation proceeds	—	—	—	(223)	—	—	—	—	—	(223)

Operating earnings (loss)	180	400	198	239	173	458	(165)	(124)	386	973

66   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Cash Flow from Operations Reconciliations – Fourth Quarter 2014 and 2013

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Net earnings (loss)	180	469	198	(101)	173	458	(467)	(383)	84	443

Adjustments for:

Depreciation, depletion, amortization and impairment	709	680	297	915	162	149	32	31	1 200	1 775

Deferred income taxes	84	35	(83)	—	(10)	(84)	60	41	51	(8)

Accretion of liabilities	34	30	11	10	2	2	—	2	47	44

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	352	304	352	304

Change in fair value of derivative contracts	(32)	1	(2)	1	(68)	2	(54)	154	(156)	158

Gain on disposal of assets	—	—	—	—	(10)	(3)	—	—	(10)	(3)

Share-based compensation	(5)	17	(1)	7	(2)	10	(4)	47	(12)	81

Exploration expenses	—	—	8	23	—	—	—	—	8	23

Settlement of decommissioning and restoration liabilities	(70)	(75)	(3)	1	(10)	(7)	—	—	(83)	(81)

Other	(25)	(47)	(24)	(304)	3	7	57	(42)	11	(386)

Cash flow from (used in) operations	875	1 110	401	552	240	534	(24)	154	1 492	2 350

Decrease (increase) in non-cash working capital	1 542	(963)	137	91	317	340	(1 473)	518	523	(14)

Cash flow provided by (used in) operating activities	2 417	147	538	643	557	874	(1 497)	672	2 015	2 336

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Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres

MW	Megawatts
MWh	Megawatt hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment

DD&A	Depreciation, depletion and amortization

WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil

Forward-Looking Information

The MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward- looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "aiming" and similar expressions.

Forward-looking statements in this MD&A include references to:

Suncor's expectations about production volumes and the performance and costs of its assets, including that:

•
The Fort Hills mining project will be developed using traditional open-pit truck and shovel techniques, and solvent-based extraction technology that will allow the mine to produce a bitumen product that can be sold directly to market. The project is scheduled to produce first oil as early as the fourth quarter of 2017 with a ramp up to 90% of its planned gross production capacity of 180,000 bbls/d (73,400 bbls/d net to Suncor) within twelve months. Project activities in 2015 are expected to focus on the completion of detailed engineering on the secondary extraction and utilities areas, the continued ramp up of procurement spending, and field construction activities across all areas. Suncor's share of the estimated post-sanction project cost is $5.5 billion;

•
Golden Eagle is expected to reach peak production of approximately 18,000 boe/d (net to Suncor) in 2015. The field development plan for Golden Eagle includes stand-alone facilities designed for 70,000 boe/d of gross production capacity. Activity in 2015 will include further development drilling as production ramps up to its peak production rate. Suncor's share of the post-sanction costs is estimated at $1 billion (+/-10%);

•
Suncor has a target to increase upgrader reliability to a 90% utilization rate of 315,000 bbls/d by 2017;

•
The Hebron field includes a gravity-based structure design supporting a gross oil production rate of

68   SUNCOR ENERGY INC. ANNUAL REPORT 2014

  150,000 bbls/d (34,200 boe/d net to Suncor). Project activity in 2015 is expected to focus on construction of the gravity-based structure and topsides. Suncor's share of the estimated project cost is $2.8 billion (+/-10%). First oil at the Hebron project is expected in 2017; and

•
Cedar Point, which is expected to commence operations by the end of 2015, and Adelaide, both based in Ontario, are expected to add 140 MW of gross installed capacity, increasing the capacity of Suncor's wind projects by 55%.

The anticipated duration and impact of planned maintenance events, including that:

•
There are no major turnarounds scheduled for 2015 in Oil Sands. The company plans to complete routine maintenance on two coker units throughout the year;

•
A planned ten-week maintenance event at Terra Nova has been scheduled for the second quarter of 2015; and

•
The company has scheduled planned maintenance events at the Commerce City refinery in the first quarter of 2015 with an expected duration of four weeks. The Edmonton refinery has a five-week planned maintenance event in the second quarter of 2015. The Sarnia refinery has a two-week planned maintenance event in the second quarter of 2015. The Montreal refinery has a one-week planned maintenance event in the third quarter of 2015 as well as a three-week planned maintenance event in the fourth quarter of 2015.

Suncor's expectations about capital expenditures, and growth and other projects, including:

•
The HSEU's production is expected to ramp up in the last half of 2015. Drilling is expected to continue in 2015 with first oil at SWRX expected in the second quarter of 2015. The HSEU and SWRX projects are expected to provide incremental production and extend the productive life of the existing fields;

•
The fourth appraisal well is planned for the Beta project in 2015, while further evaluation activities are expected to continue on the Butch prospect in 2015;

•
Suncor expects to drill at six exploration locations in the North Sea and on the east coast of Canada in 2015 (two operated by Suncor);

•
Suncor reached an agreement to sell the company's 50% interest in certain assets and liabilities of Pioneer Energy for $182.5 million, before adjustments and other costs, which is expected to close in the first half of 2015;

•
The sulphur recovery facility integrated into the Montreal refinery is expected to secure the refinery's long-term sulphur recovery needs and improve overall production yields;

•
The company's operational excellence initiatives, including debottlenecking and infill drilling programs at both Firebag and MacKay River, are expected to achieve steady production growth while reducing operating costs;

•
For 2015, Oil Sands operations plans for sustaining capital continue to focus on planned maintenance, tailings management operations offsetting natural production declines, and maintaining production capacity of existing facilities, including new well pads for In Situ assets and equipment replacement for the mine;

•
The company's plans for growth capital for Oil Sands operations in 2015 include continuing construction of midstream assets that will support production, including hot bitumen cooling and blending facilities, and related storage assets;

•
Oil Sands ventures sustaining capital expenditures in 2015 for Syncrude are expected to focus on planned maintenance, development of tailings management facilities, improvements to utilities facilities and capital to complete mine train replacements;

•
Sustaining capital for Refining and Marketing will focus on planned maintenance events and routine asset replacement;

•
Growth capital for renewable energy will be focused on progressing projects within the company's renewable business including the Cedar Point project. Construction of the Cedar Point project is expected to be completed and commercial operations are expected to begin later in 2015. The project is expected to add 100 MW of gross installed capacity. The final decision on an appeal of the company's permit for the Cedar Point project is expected in early March 2015. Suncor has also invested in biodiesel technology to capture a production cost advantage, through interests in both a technology company and the retrofit of a biodiesel plant, which is expected to be completed by the end of 2015; and

•
The focus for the ethanol operations will be to maintain safe and reliable operations and improve plant profitability through technology improvements.

Also:

•
Suncor's strategies and commitment to delivering competitive and sustainable returns to shareholders by focusing on capital discipline, operational excellence and long-term profitable growth, and by leveraging its competitive differentiators;

SUNCOR ENERGY INC. ANNUAL REPORT 2014    69

•
Suncor's projects, such as Fort Hills, are expected to provide long-term profitability for the company;

•
Suncor's expectation that it will drive down costs and focus on improved productivity and reliability, which is expected to help Suncor get the most out of its operations;

•
The company's reductions in its 2015 capital program of $1 billion, including the deferral of some projects that have not been sanctioned, which is not expected to impact the company's continued safety, reliability and environmental performance;

•
Suncor's $600 million to $800 million targeted reduction in operating costs;

•
The anticipated reversal of Enbridge's Line 9, combined with existing rail access, is expected to provide the company with the flexibility to supply the Montreal refinery with a full slate of inland priced crude in the latter part of 2015;

•
Suncor's construction of a water treatment plant that is expected to reduce freshwater use;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources;

•
Suncor's management believes the company will have the capital resources to fund its planned 2015 capital spending program of $6.2 to $6.8 billion and meet working capital requirements through existing cash balances and short-term investments, cash flow from operations, available committed credit facilities, issuing commercial paper and issuing long-term notes or debentures;

•
If additional capital is required, the company believes additional financing will be available at commercial terms and rates; and

•
Our belief that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs,

70   SUNCOR ENERGY INC. ANNUAL REPORT 2014

resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the NORs received by Suncor from the CRA, Ontario, Alberta and Quebec, relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result; or (ii) Suncor may be required to post cash instead of security in relation to the NORs; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2014 AIF dated February 26, 2015 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

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QuickLinks

  EXHIBIT 99-2
Management's Discussion and Analysis for the fiscal year ended December 31, 2014, dated February 26, 2015